Exhibit 99.1
KT CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
KT Corporation:
We have reviewed the accompanying non-consolidated statement of financial position of KT Corporation (the “Company”) as of June 30, 2009, the non-consolidated statements of income for the three months and six months ended June 30, 2009 and 2008 and changes in equity and cash flows for the six months ended June 30, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews. We did not review the financial statements of KT Freetel Co., Ltd. (“KTF”), a 54.20% owned investee as of June 30, 2008, in which the equity method investment security reflects 14.22% of the Company’s total assets as of June 30, 2008. Those financial statements were reviewed by other accountants whose report has been furnished to us, and our report, insofar as it relates to the amounts included for the equity method of accounting of the investment in KTF, is based solely on the report of the other accountants.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews and the report of the other accountants, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated February 25, 2009, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying statement of financial position as of December 31, 2008, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.

Without affecting our review results, as discussed in Note 23 to the non-consolidated financial statements, the Company merged with KTF on June 1, 2009.
Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
August 7, 2009
Notice to Readers
This report is effective as of August 7, 2009, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modification to the accountants’ review report.

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Unaudited)

	June 30,		December 31,
ASSETS	2009		2008
	(In millions of Korean won)
CURRENT ASSETS :
Cash and cash equivalents	~~W~~	2,630,260	~~W~~	1,292,800
Short-term investment assets (Note 3)		220,472		133,069
Accounts receivable — trade, less allowance for doubtful accounts of ~~W~~464,049 million in 2009 and ~~W~~275,379 million in 2008 (Note 12)		3,132,632		1,687,389
Accounts receivable — other, less allowance for doubtful accounts of ~~W~~104,104 million in 2009 and ~~W~~84,376 million in 2008 (Note 12)		192,921		137,251
Accrued revenues		45,247		8,018
Advance payments		55,271		20,864
Prepaid expenses		143,238		49,819
Guarantee deposits		1,525		1,360
Current derivative instruments assets (Note 22)		15,243		187,169
Current deferred income tax assets		239,380		92,795
Inventories (Note 4)		475,186		167,541
Other current assets		32		30

Total Current Assets		7,151,407		3,778,105

NON-CURRENT ASSETS :
Available-for-sale securities (Note 5)		31,168		16,407
Equity method investment securities (Note 6)		1,103,796		3,462,643
Long-term loans		65,942		20,320
Other investment assets (Note 3)		18,575		18,536
Property and equipment, net (Notes 7 and 24)		13,755,389		10,428,674
Intangible assets, net (Notes 8 and 24)		1,238,487		397,046
Long-term accounts receivable — trade		297,669		60,693
Leasehold rights and deposits		258,950		87,733
Non-current derivative instruments assets (Note 22)		409,934		181,717
Non-current deferred income tax assets		193,401		136,761
Exclusive memberships		77,217		60,812
Long-term accounts receivable — other		2,895		15,957
Long-term advance payments		3,718		—
Long-term prepaid expenses		14,719		19,518

Total Non-current Assets		17,471,860		14,906,817

TOTAL ASSETS	~~W~~	24,623,267	~~W~~	18,684,922

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Unaudited)

	June 30,		December 31,
LIABILITIES AND EQUITY	2009		2008
	(In millions of Korean won)
CURRENT LIABILITIES :
Accounts payable — trade (Note 12)	~~W~~	1,160,175	~~W~~	644,111
Accounts payable — other (Notes 9 and 12)		1,168,701		856,877
Advance receipts		172,634		75,770
Withholdings		72,017		55,551
Accrued expenses (Note 12)		790,337		306,366
Income taxes payable		181,255		79,211
Short-term borrowings		200,000		—
Current portion of bond and long-term borrowings (Note 10)		1,109,986		410,028
Unearned revenue		8,114		2,256
Key money deposits (Note 12)		101,254		115,336
Current derivative instruments liabilities (Note 22)		6,455		13,008
Current accrued provisions (Notes 11 and 21)		28,246		27,361

Total Current Liabilities		4,999,174		2,585,875

NON-CURRENT LIABILITIES :
Bonds (Note 10)		7,840,994		5,815,898
Long-term borrowings (Note 10)		96,180		28,058
Provisions for severance indemnities		370,435		438,001
Non-current accrued provisions (Note 11)		84,176		25,287
Refundable deposits for telephone installation		743,026		781,904
Long-term advance receipts		4,306		5,169
Long-term deposits received (Note 12)		27,347		27,886
Non-current derivative instruments liabilities (Note 22)		3,053		—
Long-term accounts payable — other (Note 9)		280,610		127,112
Long-term accounts payable — trade		17,038		17,843

Total Non-current Liabilities		9,467,165		7,267,158

Total Liabilities		14,466,339		9,853,033

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Unaudited)

	June 30,		December 31,
	2009		2008
	(In millions of Korean won)
LIABILITIES AND EQUITY

EQUITY :

Common Stock (Notes 1, 13 and 23)		1,564,499		1,560,998

Capital Surplus (Notes 10 and 23)		1,458,700		1,440,633

Capital Adjustments
Treasury stock (Notes 16 and 23)		(1,407,154)		(3,824,881)
Loss on disposal of treasury stock (Note 23)		(791,337)		—
Stock options (Note 15)		9,811		8,880
Other share-based payments (Note 15)		1,569		1,420
Other capital adjustments (Notes 6 and 23)		(322,253)		(180,155)

Total Capital Adjustments		(2,509,364)		(3,994,736)

Accumulated Other Comprehensive Income
Unrealized gain on valuation of available-for-sale securities (Note 5)		1,148		789
Unrealized loss on valuation of available-for-sale securities (Note 5)		(73)		—
Increase in equity of associates (Note 6)		30,008		22,161
Decrease in equity of associates (Note 6)		(14,415)		(14,676)
Gain on valuation of derivatives for cash flow hedge (Note 22)		7,002		10,818
Loss on valuation of derivatives for cash flow hedge (Note 22)		(55,150)		(8,213)

Total Accumulated Other Comprehensive Income (Note 14)		(31,480)		10,879

Retained Earnings
Legal reserve		780,499		780,499
Voluntary reserve		4,864,663		4,864,663
Unappropriated retained earnings		4,029,411		4,168,953

Total Retained Earnings		9,674,573		9,814,115

Total Equity		10,156,928		8,831,889

TOTAL LIABILITIES AND EQUITY	~~W~~	24,623,267	~~W~~	18,684,922

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Unaudited)

	Three months		Six months		Three months		Six months
	ended		ended		ended		ended
	June 30, 2009		June 30, 2009		June 30, 2008		June 30, 2008
	(In millions of Korean won)

OPERATING REVENUES (Notes 12, 17 and 24)	~~W~~	3,564,260	~~W~~	6,337,376	~~W~~	3,029,046	~~W~~	5,996,054

OPERATING EXPENSES (Notes 12, 18 and 24)		3,200,790		5,589,427		2,661,426		5,295,391

OPERATING INCOME		363,470		747,949		367,620		700,663

NON-OPERATING REVENUES :
Interest income (Note 21)		52,581		78,546		25,759		43,947
Foreign currency transaction gain		5,827		20,452		5,215		11,565
Foreign currency translation gain		176,038		12,856		6,542		17,521
Equity in income of associates (Note 6)		57,172		114,409		30,581		49,655
Dividend income		35		189		—		80
Gain on breach of contracts		330		903		130		431
Gain on disposal of useless materials		3,889		6,202		5,159		10,222
Gain on disposal of available-for-sale securities		5		5		—		10
Gain on disposal of property and equipment		5,166		5,607		1,558		1,994
Reversal of accrued provisions (Note 11)		1,361		1,419		1,059		4,038
Reversal of allowance for doubtful accounts		1,655		—		—		—
Gain on settlement of derivatives		—		1,323		3,414		4,906
Gain on valuation of derivatives (Note 22)		—		54,409		56,988		104,435
Reversal of impairment loss on property and equipment		47,642		62,979		—		—
Other non-operating revenue (Note 21)		58,968		70,798		7,737		19,293

Total Non-operating Revenues		410,669		430,097		144,142		268,097

NON-OPERATING EXPENSES :
Interest expense		87,618		185,712		85,794		158,402
Other bad debt expense		—		723		2,900		5,091
Foreign currency transaction loss		9,455		21,630		5,377		7,407
Foreign currency translation loss		—		61,086		87,972		196,352
Equity in loss of associates (Note 6)		18,758		42,574		54,450		90,913
Donations		250		15,343		20,459		42,242
Loss on impairment of available-for-sale securities (Note 5)		1,800		1,800		—		—
Loss on impairment of equity method investment securities (Note 6)		—		3,463		—		—
Loss on disposal of property and equipment		13,968		18,844		16,292		24,227
Loss on impairment of property and equipment (Note 7)		—		—		1		21
Loss on disposal of intangible assets		149		415		421		479
Loss on settlement of derivatives		268		268		1,499		3,098
Loss on valuation of derivatives (Note 22)		80,171		86,592		2,262		2,035
Other non-operating expense		3,218		5,567		40,870		47,268

Total Non-operating Expenses		215,655		444,017		318,297		577,535

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Unaudited)

	Three months		Six months		Three months		Six months
	ended		ended		ended		ended
	June 30, 2009		June 30, 2009		June 30, 2008		June 30, 2008
	(In millions of Korean won)

INCOME BEFORE INCOME TAX EXPENSE		558,484		734,029		193,465		391,225

INCOME TAX EXPENSE		102,403		138,379		32,935		76,620

NET INCOME	~~W~~	456,081	~~W~~	595,650	~~W~~	160,530	~~W~~	314,605

NET INCOME PER SHARE (Note 19)

Basic net income per share (in Korean won)	~~W~~	2,226	~~W~~	2,932	~~W~~	788	~~W~~	1,545
Diluted net income per share (in Korean won)	~~W~~	2,141	~~W~~	2,817	~~W~~	788	~~W~~	1,545

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Unaudited)

						Other
	Common				Capital	comprehensive		Retained
	stock		Capital surplus		adjustments	income		earnings		Total
					(In millions of Korean won)

Balance as of January 1, 2008 (as reported)	~~W~~	1,560,998	~~W~~	1,440,777	(~~W~~3,815,786)	~~W~~	7,771	~~W~~	9,699,015	~~W~~	8,892,775
Cumulative effect of changes in accounting policies		—		—	(168,143)		(8,589)		146,471		(30,261)

As restated		1,560,998		1,440,777	(3,893,929)		(818)		9,845,486		8,862,514
Dividends		—		—	—		—		(407,374)		(407,374)

Retained earnings after appropriations									9,438,112		8,455,140
Net income for the period		—		—	—		—		314,605		314,605
Acquisition of treasury stock		—		—	(12,566)		—		—		(12,566)
Disposal of treasury stock		—		—	806		—		—		806
Gain (loss) on disposal of treasury stock		—		(144)	—		—		—		(144)
Other capital surplus		—		—	(14,098)		—		—		(14,098)
Other share-based payment		—		—	(312)		—		—		(312)
Unrealized gain on valuation of available-for-sale securities		—		—	—		(249)		—		(249)
Increase in equity of associates		—		—	—		14,548		—		14,548
Decrease in equity of associates		—		—	—		13,048		—		13,048
Gain on valuation of derivatives for cash flow hedge		—		—	—		5,650		—		5,650
Loss on valuation of derivatives for cash flow hedge		—		—	—		(1,018)		—		(1,018)

Balance as of June 30, 2008	~~W~~	1,560,998	~~W~~	1,440,633	(~~W~~4,010,099)	~~W~~	31,161	~~W~~	9,752,717	~~W~~	8,775,410

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Unaudited)

						Other
	Common				Capital	comprehensive		Retained
	stock		Capital surplus		adjustments	income		earnings		Total
	(in millions of Korean won)

Balance as of January 1, 2009 (as reported)	~~W~~	1,560,998	~~W~~	1,440,633	(~~W~~3,994,736)	~~W~~	10,879	~~W~~	9,814,115	~~W~~	8,831,889
Dividends		—		—	—		—		(226,280)		(226,280)

Retained earnings after appropriations									9,587,835		8,605,609
Issuance of common stock		3,501		—	—		—		—		3,501
Net income for the period		—		—	—		—		595,650		595,650
Consideration for exchange rights		—		18,442	—		—		—		18,442
Acquisition of treasury stock		—		—	(527,982)		—		—		(527,982)
Disposal of treasury stock		—		—	2,436,797		—		—		2,436,797
Retirement of treasury stock		—		—	508,912		—		(508,912)		—
Gain (loss) on disposal of treasury stock		—		(375)	(791,337)		—		—		(791,712)
Changes in stock option by exercise, transfer and other		—		—	931		—		—		931
Other share-based payment		—		—	149		—		—		149
Other capital adjustments by merger		—		—	(89,375)		—		—		(89,375)
Decrease in subsidiaries’ equity		—		—	(52,723)		—		—		(52,723)
Unrealized gain on valuation of available-for-sale securities		—		—	—		359		—		359
Unrealized loss on valuation of available-for-sale securities		—		—	—		(73)		—		(73)
Increase in equity of associates		—		—	—		7,847		—		7,847
Decrease in equity of associates		—		—	—		261		—		261
Gain on valuation of derivatives for cash flow hedge		—		—	—		(3,816)		—		(3,816)
Loss on valuation of derivatives for cash flow hedge		—		—	—		(46,937)		—		(46,937)

Balance as of June 30, 2009	~~W~~	1,564,499	~~W~~	1,458,700	(~~W~~2,509,364)		(~~W~~31,480)	~~W~~	9,674,573	~~W~~	10,156,928

See accompanying notes to non-consolidated financial statements.

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Unaudited)

	Six months ended June 30,
	2009		2008
	(In millions of Korean won)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	~~W~~	595,650	~~W~~	314,605

Expenses not involving cash payments:
Share-based payment		501		710
Provision for severance indemnities		109,196		155,257
Depreciation		961,212		923,450
Amortization		100,118		82,106
Provision for doubtful accounts		30,263		56,229
Interest expense		8,040		2,265
Other bad debt expense		723		5,091
Foreign currency translation loss		60,819		196,352
Equity in loss of associates		42,574		90,913
Loss on impairment of available-for sale securities		1,800		—
Loss on impairment of equity method investment securities		3,463		—
Loss on disposal of property and equipment		18,844		24,227
Loss on impairment of property and equipment		—		21
Loss on disposal of intangible assets		415		479
Loss on valuation of derivatives		86,592		2,035
Other non-operating expense		—		2,191

Sub-total		1,424,560		1,541,326

Income not involving cash receipts:
Interest income		9,669		2,211
Foreign currency translation gain		12,601		17,188
Equity in income of associates		114,409		49,655
Gain on disposal of available-for-sale securities		5		10
Gain on disposal of property and equipment		5,607		1,994
Gain on valuation of derivatives		54,409		104,435
Other non-operating revenues		727		—

Sub-total		(197,427)		(175,493)

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Unaudited)

	Six months ended June 30,
	2009	2008
	(In millions of Korean won)
Changes in assets and liabilities related to operating activities:
Accounts receivable — trade	240,776	(147,697)
Accounts receivable — other	18,213	25,391
Accrued revenues	(31,802)	(4,773)
Advance payments	(11,803)	(10,791)
Prepaid expenses	(11,505)	(64,051)
Guarantee deposits	(164)	(569)
Derivative instruments assets	—	352
Other current assets	70	(31)
Inventories	(24,393)	1,916
Long-term accounts receivable — trade	(71,522)	(6,655)
Leasehold rights and deposits	29,188	(2,527)
Deferred income tax assets	4,557	(69,937)
Exclusive memberships	—	(2,146)
Long-term accounts receivable — other	8,570	27,031
Long-term advance payments	(102)	—
Long-term prepaid expenses	(26,225)	(4,631)
Accounts payable — trade	(267,296)	(26,034)
Accounts payable — other	(344,620)	(177,123)
Advance receipts	92,654	(204)
Withholdings	(85,307)	7,187
Accrued expenses	318,318	201,928
Income taxes payable	47,545	(112,165)
Unearned revenue	4,712	5,455
Key money deposits	(21,783)	(15,455)
Derivative instruments liabilities	(3,018)	(389)
Payment of severance indemnities	(193,585)	(122,183)
Accrued provisions	(8,334)	(19,700)
Refundable deposits for telephone installation	(38,879)	(28,034)
Long-term advance receipts	(862)	(670)
Long-term deposits received	(2,879)	11,704

Sub-total	(379,476)	(534,801)

Net Cash Provided by Operating Activities	1,443,307	1,145,637

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Unaudited)

	Six months ended June 30,
	2009	2008
	(In millions of Korean won)
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities:
Decrease in short-term investment assets	126,669	162,233
Disposal of available-for-sale securities	66	10
Decrease in equity method investment securities	11,350	6,531
Collection of long-term loans	2,127	6,937
Disposal of property and equipment	11,733	20,715
Increase in contribution for construction	6,546	30,626
Disposal of intangible assets	420	—

Sub-total	158,911	227,052

Cash outflows for investing activities:
Increase in short-term investment assets	205,558	3,137
Acquisition of available-for-sale securities	2,396	6,722
Acquisition of equity method investment securities	16,611	65,543
Acquisition of property and equipment	379,697	1,048,264
Acquisition of intangible assets	18,009	34,584

Sub-total	(622,271)	(1,158,250)

Net Cash Used in Investing Activities	(463,360)	(931,198)

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities:
Issuance of bonds	925,728	363,945
Increase in long-term borrowings	8,575	10,935

Sub-total	934,303	374,880

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Unaudited)

	Six months ended June 30,
	2009		2008
	(In millions of Korean won)
Cash outflows for financing activities:
Repayment of short-term borrowings		200,000		—
Payment of accounts payable — other		19,349		16,193
Repayment of current portion of bond and long-term borrowings		18,727		430,110
Payment of dividends		226,280		407,374
Acquisition of treasury stock		527,982		12,566

Sub-total		(992,338)		(866,243)

Net Cash Used in Financing Activities		(58,035)		(491,363)

INCREASE IN CASH AND CASH EQUIVALENTS BY MERGER		415,548		—

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS (Note 20)		1,337,460		(276,924)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		1,292,800		921,197

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	2,630,260	~~W~~	644,273

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

KT Corporation (the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (currently, Korea Communication Committee) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, the Company became a government invested institution regulated by the Korean Commercial Code and the Company’s shares were listed on the Korea Exchange (formerly “Korea Stock Exchange”) on December 23, 1998. The Company issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, the Company acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of June 30, 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity including retained earnings or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of Korea. The significant accounting policies for the accompanying non-consolidated interim financial statements are the same as those for the 2008 annual financial statements. Balance sheet presented for comparative purpose as of December 31, 2008 changed its name into statement of financial position in accordance with the Article 1-2 of the Act on External Audit of Stock Companies, as amended. Transactions or accounting events related to significant changes in the financial position or the results of operations arising after December 31, 2008 are mainly disclosed in the notes to the accompanying non-consolidated financial statements.

3.	RESTRICTED DEPOSITS

Details of restricted deposits included in short-term investment assets as of June 30, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	June 30,		December 31,
	2009		2008		Description

Short-term investment assets	~~W~~	1,423	~~W~~	65	Restricted for research and development
		8,609		17,305	Money trust accounts
Other investment assets		10		—	Checking account deposit

Total	~~W~~	10,042	~~W~~	17,370

4.	INVENTORY VALUATION

Inventory valuations as of June 30, 2009 and December 31, 2008 are summarized as follows (in millions of Korean won):

	June 30, 2009						December 31, 2008
			Lower of cost or		Valuation				Lower of cost or		Valuation
	Acquisition cost		market value		allowance		Acquisition cost		market value		allowance

Merchandise	~~W~~	477,946	~~W~~	460,947	~~W~~	16,999	~~W~~	163,302	~~W~~	148,650	~~W~~	14,652
Supplies		11,368		10,386		982		11,373		10,251		1,122

5.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities as of June 30, 2009 and December 31, 2008 are all equity securities and are summarized as follows (in millions of Korean won):

	June 30, 2009
	Percentage									Unrealized
	of									gains
	ownership	Acquisition		Fair		Net asset		Book		(losses)
	(%)	cost		value		value		value		(Note 2)

K-3-I Co., Ltd.	12.50	~~W~~	300	~~W~~	—	~~W~~	134	~~W~~	300	~~W~~	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		2,302		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		115		200		—
Daegu Football Club	1.84		300		—		108		300		—
Solitech Co., Ltd. (Note 1)	4.70		590		1,552		—		1,552		962
Korea Software Financial Cooperative	0.84		1,000		—		1,249		1,000		—
Binext CT Financial Cooperative	17.65		3,000		—		2,885		3,000		—
MBC-ESS Sports Co., Ltd. (Note 3)	8.96		1,800		—		—		—		—
Translink Capital Partners I, L.P.	11.61		5,222		—		2,677		5,222		—
Sovik Contents Investment Fund	6.52		1,304		—		1,319		1,304		—
Pacven Walden Ventures Parallel VI-KT, L.P. (Note 4)	99.01		1,284		—		906		1,284		—
GaeaSoft Corp. (Notes 1 and 5)	2.01		533		439		—		439		(94)
Krtnet Corp. (Notes 1 and 5)	7.39		1,954		2,352		—		2,352		398
PT. Mobile-8 (Note 5)	2.30		10,069		—		2,496		2,496		—
Show Mirae Asset PEF 1 (Notes 1 and 5)	—		1,053		1,165		—		1,165		112
IMM Investment Corp. (Note 5)	1.09		373		—		162		157		—
Stonebridge Capital, Inc. (Note 5)	0.99		127		—		69		53		—
Vacom Wireless, Inc. (Note 5)	16.77		1,880		—		1,516		641		—
Wiz Communication Co., Ltd. (Note 5)	10.91		290		—		976		290		—
Nets Co., Ltd. (Note 5)	11.74		300		—		144		108		—
DirectMedia Co., Ltd. (Note 5)	12.54		435		—		778		248		—
Ncerti Co., Ltd. (Note 5)	19.90		328		—		487		328		—
Neighbor Systems Co., Ltd. (Note 5)	10.40		525		—		567		525		—
Entaz Co., Ltd. (Note 5)	8.67		1,000		—		916		1,000		—
Mobile Business Station (Note 5)	19.00		67		—		88		67		—
Freecoms (Note 5)	17.75		204		—		189		204		—
U post bank Co., Ltd. (Note 5)	0.63		500		—		36		500		—
AK Co., Ltd. (Note 5)	16.00		200		—		67		200		—
Korea Telecommunications Operators Association (“KTOA”) (Note 5)	9.90		689		—		2,237		689		—
Others	—		11,000		—		3,845		3,544		—

Total		~~W~~	48,527	~~W~~	5,508	~~W~~	26,268	~~W~~	31,168	~~W~~	1,378

	December 31, 2008
	Percentage									Unrealized
	of									gains
	ownership	Acquisition		Fair		Net asset		Book		(losses)
	(%)	cost		value		value		value		(Note 2)

K-3-I Co., Ltd.	12.50	~~W~~	300	~~W~~	—	~~W~~	106	~~W~~	300	~~W~~	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		2,242		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		123		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—		—
Daegu Football Club	1.84		300		—		74		300		—
Kookmin Credit Information, Inc.	2.07		1,202		—		—		—		—
Solitech Co., Ltd. (Note 1)	4.70		590		1,602		—		1,602		1,012
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co.,Ltd.”)	0.02		15		—		2		15		—
Korea Software Financial Cooperative	0.87		1,000		—		1,229		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—		—
Information and Communication Financial Cooperative	0.01		16		—		19		16		—
Korea Electric Engineers Association	0.11		20		—		22		20		—
Binext CT Financial Cooperative	15.00		1,500		—		1,409		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		101		—		97		101		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		—		861		1,800		—
Amicus Wireless Technology Ltd.	3.61		960		—		—		—		—
ZMOS Technology, Inc.	9.86		1,872		—		—		—		—
Translink Capital Partners I, L.P.	12.35		5,222		—		2,545		5,222		—
Sovik Contents Investment Fund	6.52		1,304		—		1,314		1,304		—
Pacven Walden Ventures Parallel VI-KT, L.P. (Note 4)	99.01		1,027		—		340		1,027		—

Total		~~W~~	20,353	~~W~~	1,602	~~W~~	10,383	~~W~~	16,407	~~W~~	1,012

(Note 1)	Investments in equity securities above, except Solitech Co., Ltd., and other three securities do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities is below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.

(Note 2)	The amounts are before adjustments for tax effects.

(Note 3)	As the estimated recoverable amount of the investment in MBC-ESS Sports Co., fell to zero, the Company recognized impairment loss amounting to ~~W~~1,800 million for the six months ended June 30, 2009.

(Note 4)	Although the Company’s ownership interest in this investee is 99.01%, the investee is an entrusted asset in substance and the Company concluded that it has no significant influence over this investee. Accordingly, the Company classifies this investment as an available-for-sale security.

(Note 5)	The security is newly included due to the merger with KTF on June 1, 2009.

Changes in unrealized gain (loss) on available-for-sale securities for the six months ended June 30, 2009 and the year ended December 31, 2008 are summarized as follows (in millions of Korean won):

	June 30, 2009		December 31, 2008
	(6 months)		(12 months)

Balance at beginning of the period	~~W~~	1,012	~~W~~	3,530
Changes by merger		373		—
Changes in unrealized gain (loss), net		(7)		(2,518)

Sub-total		1,378		1,012
Income tax effect		(303)		(223)

Balance at end of the period	~~W~~	1,075	~~W~~	789

6.	EQUITY METHOD INVESTMENT SECURITIES

Investments in securities accounted for using the equity method as of June 30, 2009 and December 31, 2008 are summarized as follows (in millions of Korean won):

	June 30, 2009
	Number	Percentage			Equity in
	of	of ownership	Acquisition		net asset		Book		Market
	shares	(%)	cost		value		value		value

KT Networks Corporation (“KTN”)	2,000,000	100.00	~~W~~	23,458	~~W~~	53,571	~~W~~	52,495	~~W~~	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		59,919		59,845		—
KT Capital Co., Ltd. (“KT Capital”)	20,200,000	100.00		101,000		107,589		107,589		—
KT M&S Co., Ltd. (formerly, “KTF M&S Co., Ltd.”) (“KT M&S”) (Note 4)	20,000,000	100.00		150,000		57,180		45,283		—
KT FDS Co., Ltd.	400,000	100.00		9,008		(245)		—		—
KT DataSystems Co., Ltd. (“KTDS”) (Note 4)	2,400,000	100.00		12,000		16,296		16,296		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		4,726		4,726		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		4,099		4,069		—
KT New Business Fund No. 1	100	90.91		10,000		10,292		10,292		—
Telecop Service Co., Ltd. (“TSC”)	5,765,911	88.82		40,378		27,302		27,302		—
KT Tech, Inc. (formerly, “KTF Technologies, Inc.”) (“KT Tech”)	1,146,962	78.78		17,587		7,150		—		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		119,837		119,837		172,900
Sofnics Inc.	120,000	60.00		600		280		280		—
JungBoPremiumEdu Co., Ltd. (“JB Edu”) (Note 1)	270,000	54.55		7,500		2,101		3,601		—
KT M Hows Co., Ltd. (formerly, “KTF M Hows Co., Ltd.”) (“KT M Hows”) (Note 4)	510,000	51.00		2,550		3,030		3,030		—
Sidus FNH Co. (Note 4)	2,297,000	51.00		36,399		5,998		5,998		—
Nasmedia, Inc.	1,767,516	50.00		26,055		13,297		23,606		—
KT Music Corporation (formerly, “KTF Music Corporation”) (“KT Music”) (Note 4)	14,494,258	48.69		26,242		13,032		20,876		23,263
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		34,451		34,451		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		22,944		22,944		24,578
Sidus FNH Benex Cinema Investment Fund	60	20.00		6,000		4,300		4,300		—
Olive Nine Co., Ltd. (Note 2)	9,250,000	19.48		23,155		1,303		1,303		7,678
KT Commerce, Inc. (“KTC”) (Note 3)	266,000	19.00		1,330		1,288		1,288		—

	June 30, 2009
	Number	Percentage			Equity in
	of	of ownership	Acquisition		net asset		Book		Market
	shares	(%)	cost		value		value		value

Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		4,239		4,239	—
Korea Telecom China Co., Ltd. (“KTCC”)	—	100.00		1,245		2,036		2,036	—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		4,122		4,122	—
PT. KT Indonesia (formerly, “PT. KTF Indonesia”) (Note 4)	198,000	99.00		234		124		124	—
New Telephone Company, Inc. (“NTC”)	5,309,189	79.96		33,064		164,206		164,206
KTSC Investment Management B.V.	82,614	60.00		37,274		39,687		36,574	—
Company K Movie Asset Fund No. 1	90	60.00		9,000		8,779		8,779	—
KT-Global New Media Fund	600	50.00		6,000		5,607		5,607	—
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 4)	50	50.00		5,000		4,764		4,764	—
Shinhan-KT Mobilecard Co., Ltd. (formerly, “Shinhan-KTF Mobilecard Co., Ltd.”) (Note 4)	199,999	50.00		1,000		494		494	—
KTF-DoCoMo Mobile Investment Fund (Note 4)	4,500,000,000	45.00		4,500		4,474		4,474	—
Boston Film Fund (Note 4)	800	39.02		8,000		4,296		4,296	—
Korea Telecom Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		(2)		—	—
Korea Information Technology Fund (“KITF”)	100	33.33		100,000		110,614		110,614	—
KBSi Co., Ltd.	952,000	32.38		4,760		5,042		5,042	—
Boston Global Film & Contents Fund Limited Partnership (Notes 1 and 4)	8,696	27.69		8,696		8,624		8,624	—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	22,570,000	22.82		195,307		24,768		30,232	—
Sky Life Contents Fund (Note 4)	45	22.50		4,500		3,783		3,783	—
Everyshow	300,000	21.28		1,500		1,087		1,087	—
Harex Info Tech Inc. (Note 4)	225,000	21.17		3,375		110		301	—
Kiwoom Investment Co., Ltd.	1,800,000	20.17		9,000		7,334		7,334	—
Goodmorning F Co., Ltd. (Note 2)	114,000	19.00		254		1,512		1,512	—
CU Industrial Development Co., Ltd. (formerly, “CURD”) (Note 2)	266,000	19.00		506		7,879		7,879	—
Korea Information Data Corp. (“KID”) (Note 2)	760,000	19.00		3,800		14,036		14,036	—
Korea Information Service Corp. (“KIS”) (Note 2)	570,000	19.00		2,850		13,639		13,639	—
eNtoB Corp. (Note 3)	600,000	18.75		3,000		4,873		4,873	—
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 2)	200,000	17.93		5,000		(157)		—	—
Wooridul Entertainment Investment Fund No. 1 (Note 3)	1,391	17.39		1,391		1,306		1,306	—
U-Mobile (Notes 2 and 4)	62,601,493	16.50		96,700		21,693		65,424
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		11,794		11,794	15,637
Metropol Property LLC	—	34.00		1,739		617		1,810	—
Others (Note 2)	—	—		3,380		5,380		5,380

Total			~~W~~	1,260,877	~~W~~	1,056,500	~~W~~	1,103,796

	December 31, 2008
	Number	Percentage			Equity in
	of	of ownership	Acquisition		net asset		Book		Market
	shares	(%)	cost		value		value		value

KTN	2,000,000	100.00	~~W~~	23,458	~~W~~	57,158	~~W~~	57,158	~~W~~	—
KTR	6,800,000	100.00		34,419		54,871		54,734		—
KT Capital	20,200,000	100.00		101,000		103,199		103,199		—
KT FDS Co., Ltd.	400,000	100.00		9,008		159		3,911		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,203		5,203		—
KTL	2,941,668	93.82		24,502		626		568		—
KT New Business Fund No. 1	100	90.91		10,000		10,209		10,209		—
TSC	5,765,911	88.82		40,378		23,554		23,554		—
KTDS	1,920,000	80.00		9,600		10,022		10,022		—
KTH	22,750,000	65.94		67,780		118,479		118,479		116,480
Sofnics Inc.	120,000	60.00		600		432		432		—
JB Edu	240,000	54.55		6,000		2,304		4,077		—
KTF	102,129,938	54.25		3,821,386		2,368,268		2,560,107		3,206,880
Nasmedia, Inc.	1,767,516	50.00		26,055		13,069		24,851		—
KTP	7,771,418	44.85		55,135		31,622		31,622		—
KTSC	1,617,000	36.92		8,085		20,667		20,667		11,820
Sidus FNH Co.	1,607,900	35.70		19,599		4,816		4,816		—
Olive Nine Co., Ltd. (Note 2)	9,250,000	19.48		23,155		2,769		2,769		4,995
KTC (Note 3)	266,000	19.00		1,330		1,500		1,500		—
Sidus FNH Benex Cinema Investment Fund (Note 3)	40	13.33		4,000		3,232		3,232		—
KT Tech (formerly, “KTF Technologies, Inc.”)	56,000	3.85		366		966		127		—
KTAI	6,000	100.00		4,783		4,237		4,237		—
KTCC	—	100.00		1,245		1,999		1,999		—
KTJ	12,856	100.00		6,586		3,614		3,614		—
NTC	5,309,189	79.96		33,064		166,914		166,914		—
KTSC Investment Management B.V.	82,614	60.00		30,860		35,787		35,787		—
Company K Movie Asset Fund No. 1	90	60.00		9,000		8,803		8,803		—
KT-Global New Media Fund	600	50.00		6,000		5,817		5,817		—
KTD	1,360,000	34.00		6,800		8,358		8,358		—
KBSi Co., Ltd.	952,000	32.38		4,760		4,679		4,679		—
KITF	70	23.33		70,000		77,636		77,636		—
Sky Life Contents Fund	45	22.50		4,500		3,737		3,737		—
Everyshow	300,000	21.28		1,500		1,226		1,226		—
KDB	20,770,000	21.00		185,274		20,239		31,167		—
Kiwoom Investment Co., Ltd.	1,800,000	20.17		9,000		6,953		6,953		—
Goodmorning F Co., Ltd. (Note 2)	114,000	19.00		254		1,460		1,460		—
CU Industrial Development Co., Ltd. (formerly, “CURD”) (Note 2)	266,000	19.00		506		8,369		8,369		—
KID (Note 2)	760,000	19.00		3,800		13,666		13,666		—
KIS (Note 2)	570,000	19.00		2,850		12,812		12,812		—
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 2)	200,000	17.93		5,000		41		41		—
Wooridul Entertainment Investment Fund-1 (Note 3)	1,391	17.39		1,391		1,320		1,320		—
eNtoB Corp. (Note 3)	500,000	15.63		2,500		4,240		4,240		—

	December 31, 2008
	Number	Percentage			Equity in
	of	of ownership	Acquisition		net asset		Book		Market
	shares	(%)	cost		value		Value		value

Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		13,289		13,289	12,806
Metropol Property LLC	—	34.00		1,739		434		1,776	—
Others (Note 2)	—	—		2,660		3,506		3,506	—

Total			~~W~~	4,688,378	~~W~~	3,242,261	~~W~~	3,462,643

(Note 1)	During the six months ended June 30, 2009, the Company acquired 30,000 redeemable preferred shares of JB Edu for ~~W~~1,500 million and 27.69% ownership interest of Boston Global Film & Contents Fund Limited Partnership for ~~W~~8,696 million.

(Note 2)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.

(Note 3)	Although the Company’s ownership in these companies is less than 20%, the ownership percentages including subsidiaries’ ownership in these companies are over 20%. As a result, the Company accounts for these investments using the equity method.

(Note 4)	The equity method investment security is transferred from KTF due to the merger with KTF on June 1, 2009.

Changes in carrying amount resulting from the equity method of accounting for the six months ended June 30, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	June 30, 2009 (6 months)
				Increase
			Equity in	(decrease)						Changes by
	January 1,		income	in equity of		Other capital				merger		June 30,
	2009		(loss)	associates		adjustment		Other		(Note 2)		2009

KTN	~~W~~	57,158	(~~W~~4,688)	~~W~~	25	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	52,495
KTR		54,734	5,110		1		—		—		—		59,845
KT Capital		103,199	2,604		329		1,457		—		—		107,589
KT M&S (formerly, “KTF M&S Co., Ltd.”)		—	(4,502)		—		—		—		49,785		45,283
KT FDS Co., Ltd.		3,911	(448)		—		—		(3,463)		—		—
KTDS		10,022	3,134		—		—		—		3,140		16,296
KT Internal Venture Fund No. 2 (Note 1)		5,203	(477)		—		—		—		—		4,726
KTL		568	3,501		—		—		—		—		4,069
KT New Business Fund 1 (Note 1)		10,209	83		—		—		—		—		10,292
TSC		23,554	3,748		—		—		—		—		27,302
KT Tech (formerly, “KTF Technologies, Inc.”)		127	(127)		—		—		—		—		—
KTH		118,479	(1,409)		2,767		—		—		—		119,837
Sofnics Inc. (Note 1)		432	(152)		—		—		—		—		280
JB Edu (Note 1)		4,077	(1,976)		—		—		1,500		—		3,601
KTF		2,560,107	73,545		(2,810)		(54,039)		319,159		(2,895,962)		—
KT M Hows (formerly, “KTF M Hows Co., Ltd.”)		—	(38)		6		—		—		3,062		3,030
Sidus FNH Co.		4,816	(696)		3		—		—		1,875		5,998
Nasmedia, Inc.		24,851	(1,245)		—		—		—		—		23,606
KT Music (formerly, “KTF Music Corporation”)		—	(248)		—		—		—		21,124		20,876
KTP		31,622	2,829		—		—		—		—		34,451
KTSC		20,667	2,408		273		—		(404)		—		22,944
Sidus FNH Benex Cinema Investment Fund (Note 1)		3,232	(544)		—		—		—		1,612		4,300
Olive Nine Co., Ltd. (Note 3)		2,769	(1,448)		3		(21)		—		—		1,303
KTC		1,500	(212)		—		—		—		—		1,288
KTAI (Note 1)		4,237	(94)		96		—		—		—		4,239
KTCC (Note 1)		1,999	(6)		43		—		—		—		2,036
KTJ (Note 1)		3,614	696		(188)		—		—		—		4,122
PT. KT Indonesia (formerly, “PT. KTF Indonesia”) (Note 1)		—	—		2		—		—		122		124
NTC (Note 1)		166,914	13,231		(6,134)		—		(9,805)		—		164,206
KTSC Investment Management B.V. (Note 1)		35,787	(4,955)		(672)		—		6,414		—		36,574
Company K Movie Asset Fund No. 1 (Note 1)		8,803	(24)		—		—		—		—		8,779
KT-Global New Media Fund (Note 1)		5,817	(210)		—		—		—		—		5,607
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 1)		—	1		—		—		—		4,763		4,764
Shinhan-KT Mobilecard Co., Ltd. (formerly, “Shinhan-KTF Mobilecard Co., Ltd.”) (Note 1)		—	(36)		—		—		—		530		494
KTF-DoCoMo Mobile Investment Fund (Note 1)		—	(12)		—		—		—		4,486		4,474
Boston Film Fund (Note 1)		—	(12)		—		—		—		4,308		4,296
KTD (Note 1)		8,358	(8,358)		—		—		—		—		—
KITF		77,636	(565)		92		—		—		33,451		110,614

	June 30, 2009 (6 months)
					Increase
			Equity in		(decrease)				Changes by
	January 1,		income		in equity of	Other capital			merger	June 30,
	2009		(loss)		associates	adjustment	Other		(Note 2)	2009

KBSi Co., Ltd.		4,679		363	—	—		—	—		5,042
Boston Global Film & Contents Fund Limited Partnership (Note 1)		—		(72)	—	—		8,696			8,624
KDB		31,167		(3,151)	445	—		—	1,771		30,232
Sky Life Contents Fund (Note 1)		3,737		46	—	—		—	—		3,783
Everyshow (Note 1)		1,226		(139)	—	—		—	—		1,087
Harex Info Tech Inc. (Note 1)		—		(49)	—	—		—	350		301
Kiwoom Investment Co., Ltd. (Note 1)		6,953		232	149	—		—	—		7,334
Goodmorning F Co., Ltd. (Note 1)		1,460		52	—	—		—	—		1,512
CU Industrial Development Co., Ltd. (formerly, “CURD”) (Note 1)		8,369		(490)	—	—		—	—		7,879
KID		13,666		408	—	—		(38)	—		14,036
KIS		12,812		998	—	—		(171)	—		13,639
eNtoB Corp. (Note 1)		4,240		(72)	4	—		(125)	826		4,873
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 1)		41		(41)	—	—		—	—		—
Wooridul Entertainment Investment Fund No. 1 (Note 1)		1,320		(14)	—	—		—	—		1,306
U-Mobile (Note 1)		—		(5,982)	153	—		—	71,253		65,424
MTC (Note 1)		13,289		503	(1,192)	—		(806)	—		11,794
Metropol Property LLC (Note 1)		1,776		58	(24)	—		—	—		1,810
Others (Note 1)		3,506		777	(1)	—		—	1,098		5,380

Total	~~W~~	3,462,643	~~W~~	71,835	(~~W~~6,630)	(~~W~~52,603)	~~W~~	320,957	(~~W~~2,692,406)	~~W~~	1,103,796

	December 31, 2008 (12 months)
					Increase
			Equity in		(decrease)		Other		Other
	January 1,		income		in equity of		capital		increase		December 31,
	2008		(loss)		associates		adjustment		(decrease)		2008

KTN	~~W~~	52,900	~~W~~	4,258	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	57,158
KTR		48,207		6,527		—		—		—		54,734
KT Capital		100,043		3,436		(280)		—		—		103,199
KT FDS Co., Ltd.		7,359		(3,448)		—		—		—		3,911
KT Internal Venture Fund No. 2 (Note 1)		5,205		(2)		—		—		—		5,203
KTL		8,040		(6,832)		—		(640)		—		568
KT New Business Fund No.1		—		209		—		—		10,000		10,209
TSC		10,847		(3,848)		—		2,536		14,019		23,554
KTDS		—		422		—		—		9,600		10,022
KTH		114,403		4,738		(662)		—		—		118,479
Sofnics Inc.		—		(168)		—		—		600		432
JB Edu		—		(1,923)		—		—		6,000		4,077
KTF		2,620,185		(39,319)		(7,891)		(15,282)		2,414		2,560,107
Nasmedia, Inc.		—		(1,204)		—		—		26,055		24,851
KTP		28,837		2,786		(1)		—		—		31,622
KTSC		21,933		(743)		(119)		—		(404)		20,667
Sidus FNH Co.		14,409		(4,170)		1		—		(5,424)		4,816
Olive Nine Co., Ltd.		17,880		(5,178)		1		(435)		(9,499)		2,769
KTC		1,264		241		(5)		—		—		1,500
Sidus FNH Benex Cinema Investment Fund		3,985		(753)		—		—		—		3,232
KT Tech (formerly, “KTF Technologies, Inc.”)		1,623		(1,486)		(10)		—		—		127
KTAI		2,937		264		1,036		—		—		4,237
KTCC		946		556		497		—		—		1,999
KTJ		830		1,719		1,065		—		—		3,614
NTC (Note 1)		125,326		33,846		12,822		—		(5,080)		166,914
KTSC Investment Management B.V. (Note 1)		15		(1,261)		6,188		—		30,845		35,787
Super iMax (Note 1)		1,321		—		—		—		(1,321)		—
East Telecom (Note 1)		14,515		—		—		—		(14,515)		—
Company K Movie Asset Fund No. 1		—		(197)		—		—		9,000		8,803
KT-Global New Media Fund (Note 1)		—		(183)		—		—		6,000		5,817
KTD (Note 1)		8,085		273		—		—		—		8,358
KBSi Co., Ltd.		3,408		1,271		—		—		—		4,679
KITF		77,578		1,754		(1,696)		—		—		77,636
Sky Life Contents Fund		4,997		(1,260)		—		—		—		3,737
Everyshow (Note 1)		—		(274)		—		—		1,500		1,226
KDB		24,892		92		6,183		—		—		31,167
Kiwoom Investment Co., Ltd. (Note 1)		7,147		64		(258)		—		—		6,953
Goodmorning F Co., Ltd.		1,151		314		(5)		—		—		1,460
CU Industrial Development Co., Ltd. (formerly, “CURD”)		3,788		4,631		(50)		—		—		8,369
KID		13,541		353		—		—		(228)		13,666
KIS (Note 1)		10,792		2,191		—		—		(171)		12,812
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 1)		3,016		(1,047)		—		—		(1,928)		41
Wooridul Entertainment Investment Fund-1 (Note 1)		—		(71)		—		—		1,391		1,320
eNtoB Corp. (Note 1)		3,841		402		(3)		—		—		4,240

	December 31, 2008 (12 months)
				Increase
			Equity in	(decrease)		Other
	January 1,		income	in equity of		capital			December 31,
	2008		(loss)	associates		adjustments	Other		2008

MTC (Note 1)		10,020	1,520		2,397	—		(648)		13,289
Metropol Property LLC (Note 1)		—	(12)		49	—		1,739		1,776
Others		2,887	619		—	—		—		3,506

Total	~~W~~	3,378,153	(~~W~~893)	~~W~~	19,259	(~~W~~13,821)	~~W~~	79,945	~~W~~	3,462,643

(Note 1)	These securities were accounted for using the equity method of accounting based on unreviewed financial statements as of and for the six months ended June 30, 2009 as the reviewed financial statements on these companies could not be obtained. In order to verify the reliability of such unreviewed financial statements, the Company has performed the following procedures and found no significant exceptions:
i)	Obtain the unreviewed financial statements signed by the investee’s chief executive officer and statutory auditor.

ii)	Identified whether the major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unreviewed financial statements.

iii)	Identify the major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.

iv)	Analyze the effect of potential difference between the unreviewed and audited financial statements.

(Note 2)	The changes are due to the merger with KTF on June 1, 2009.

(Note 3)	The Company sold all of the 9,250,000 equity shares of Olive Nine Co., Ltd. for ~~W~~5,365 million to a third party on July 1, 2009.

Changes in investment differences from the equity method investment securities for the six months ended June 30, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	June 30, 2009 (6 months)										December 31, 2008 (12 months)
	January 1,		Change by				Impairment		June,30		January 1,						Impairment				December 31,
Affiliate	2009		merger		Amortization		Loss (Note 1)		2009		2008		Increase		Amortization		Loss		Other		2008
KT FDS Co., Ltd. (Note 1)	~~W~~	3,752	~~W~~	—	(~~W~~	289)	(~~W~~	3,463)	~~W~~	—	~~W~~	4,906	~~W~~	—	(~~W~~	1,154)	~~W~~	—	~~W~~	—	~~W~~	3,752
JB Edu		1,773		—		(273)		—		1,500		—		2,182		(409)		—		—		1,773
KTF (Note 2)		195,170		(140,956)		(54,214)		—		—		325,284		—		(130,114)		—		—		195,170
Sidus FNH Co.		—		—		—		—		—		8,136		—		(2,711)		(5,425)		—		—
Nasmedia, Inc.		11,782		—		(1,473)		—		10,309		—		14,436		(2,654)		—		—		11,782
KT Music (formerly, “KTF Music Corporation”)		—		8,031		(187)		—		7,844		—		—		—		—		—		—
Olive Nine Co., Ltd.		—		—		—		—		—		14,204		—		(3,551)		(10,653)		—		—
Super iMax		—		—		—		—		—		1,320		—		—		—		(1,320)		—
East Telecom		—		—		—		—		—		4,277		—		—		—		(4,277)		—
KDB		10,928		—		(5,464)		—		5,464		21,856		—		(10,928)		—		—		10,928
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		—		—		—		—		—		2,700		—		(772)		(1,928)		—		—
Harex Info Tech Inc.		—		223		(32)		—		191		—		—		—		—		—		—
U-Mobile		—		44,702		(971)		—		43,731		—		—		—		—		—		—
Metropol Property LLC		1,342		—		(149)		—		1,193		—		1,491		(149)		—		—		1,342

Total
	~~W~~	224,747	(~~W~~	88,000)	(~~W~~	63,052)	(~~W~~	3,463)	~~W~~	70,232	~~W~~	382,683	~~W~~	18,109	(~~W~~	152,442)	(~~W~~	18,006)	(~~W~~	5,597)	~~W~~	224,747

(Note 1)	For the six months ended June 30, 2009, the Company recognized impairment loss on investment difference totaling ~~W~~3,463 million due to a decline in the recoverable amount.

(Note 2)	The unamortized investment difference totaling ~~W~~140,956 million was transferred to goodwill due to the merger with KTF on June 1, 2009.

Details of unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of June 30, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	June 30, 2009						December 31, 2008
			Property and						Property and
			equipment and						equipment and
Company	Inventories		intangible assets		Total		Inventories		intangible assets		Total

KTN	~~W~~	1,076	~~W~~	—	~~W~~	1,076	~~W~~	—	~~W~~	—	~~W~~	—
KTR		74		—		74		137		—		137
KT M&S (formerly, “KTF M&S Co., Ltd.”)		11,258		639		11,897		—		—		—
KTL		—		30		30		—		58		58
KT Tech (formerly, “KTF Technologies, Inc.”)		20,452		—		20,452		839		—		839
KTF		—		—		—		1,924		1,407		3,331
KTSC Investment Management B.V.		—		3,113		3,113		—		—		—

Total	~~W~~	32,860	~~W~~	3,782	~~W~~	36,642	~~W~~	2,900	~~W~~	1,465	~~W~~	4,365

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of June 30, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	June 30, 2009		December 31, 2008
Company	(6 months)		(12 months)

KT FDS Co., Ltd.	(~~W~~	245)	~~W~~	—
KT Tech (formerly, “KTF Technologies Inc.”)		(13,302)		—
KTD		(2)		—
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		(157)		—

Total	(~~W~~	13,706)	~~W~~	—

The condensed financial information of the investees as of and for the six months ended June 30, 2009 and as of and for the year ended December 31, 2008 are as follows (in millions of Korean won):

	June 30, 2009 (6 months)
	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

KTN	~~W~~	145,181	~~W~~	91,253	~~W~~	136,755	(~~W~~3,608)
KTR		296,244		236,325		43,026	5,046
KT Capital		1,315,836		1,208,247		63,306	4,060
KT M&S (formerly, “KTF M&S Co., Ltd.”)		201,168		143,987		219,357	(25,203)
KT FDS Co., Ltd.		7,337		7,583		10,621	(558)
KTDS		71,466		55,170		101,388	3,768
KT Internal Venture Fund No. 2		5,023		14		104	(506)
KTL		64,652		60,318		37,429	3,736
KT New Business Fund No .1		11,433		113		—	91
TSC		113,181		82,511		74,570	4,224
KT Tech (formerly, “KTF Technologies, Inc.”)		115,277		106,202		184,085	(16,022)
KTH		201,855		20,124		59,246	(2,136)
Sofnics Inc.		590		124		98	(253)
JB Edu		3,187		584		1,111	(3,122)
KT M Hows (formerly, “KTF M Hows Co., Ltd.”)		11,859		5,918		11,518	(342)
Sidus FNH Co.		14,918		3,156		2,697	(1,736)
Nasmedia, Inc.		49,933		23,340		5,276	455
KT Music (formerly, “KTF Music Corporation”)		39,488		12,724		18,084	(513)
KTP		148,337		71,516		61,218	6,307
KTSC		102,859		40,710		28,266	6,457
Sidus FNH Benex Cinema Investment Fund		21,647		150		1,393	(2,745)
Olive Nine Co., Ltd.		30,735		24,046		13,748	(7,432)
KTC		26,724		19,947		15,247	(1,120)
KTAI		5,864		1,626		4,300	(94)
KTCC		2,274		239		1,330	(6)
KTJ		14,662		10,540		10,712	696
PT. KT Indonesia (formerly, “PT. KTF Indonesia”)		126		—		310	(27)
NTC		239,149		33,798		63,133	16,546
KTSC Investment Management B.V.		66,261		116		153	(3,083)
Company K Movie Asset Fund No. 1		14,631		—		33	(40)
KT-Global New Media Fund		11,909		694		—	(420)
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”)		10,016		488		153	(465)
Shinhan-KT Mobilecard Co., Ltd. (formerly, “Shinhan-KTF Mobilecard Co., Ltd.”)		1,047		58		66	(427)
KTF-DoCoMo Mobile Investment Fund		9,996		53		57	80
Boston Film Fund		11,108		100		111	9
KTD		33,114		33,121		5,563	(24,589)
KITF		331,841		—		10,241	(1,159)
KBSi Co., Ltd.		19,955		4,384		15,249	1,120
Boston Global Film & Contents Fund Limited Partnership		31,438		297		—	(259)
KDB		658,772		428,981		192,832	7,665
Sky Life Contents Fund		16,952		139		346	205
Everyshow		7,735		2,627		2,335	(655)

	June 30, 2009 (6 months)
	Total	Total		Net
	assets	liabilities	Revenue	income (loss)

Harex Info Tech Inc.	1,581	1,065	873	(643)
Kiwoom Investment Co., Ltd.	36,423	59	2,516	1,150
Goodmorning F Co., Ltd.	14,271	6,315	23,236	273
CU Industrial Development Co., Ltd. (formerly, “CURD”)	82,789	41,323	7,850	(2,581)
KID	103,223	29,349	114,157	2,795
KIS	98,082	26,297	74,598	5,373
eNtoB Corp.	54,745	28,756	269,949	(369)
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)	7,497	8,370	10,578	(1,104)
Wooridul Entertainment Investment Fund-1	7,510	—	23	(83)
U-Mobile	278,609	147,132	28,360	(72,498)
MTC	38,573	9,087	12,729	1,258
Metropol Property LLC	2,951	1,134	882	610

	December 31, 2008 (12 months)
	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

KTN	~~W~~	197,648	~~W~~	141,933	~~W~~	71,620	(~~W~~1,305)
KTR		289,611		232,961		20,782	1,779
KT Capital		1,192,143		1,087,883		32,034	694
KT FDS Co., Ltd.		5,817		6,216		4,008	(558)
KT Internal Venture Fund No. 2		4,967		45		1	(594)
KTL		65,947		63,007		18,615	1,729
KT New Business Fund No .1		11,492		186		—	77
TSC		112,602		83,294		36,982	2,863
KTDS		47,046		32,780		38,495	1,738
KTH		197,329		19,919		30,033	(2,093)
Sofnics Inc.		712		73		98	(81)
JB Edu		4,897		825		752	(1,653)
KTF		8,207,664		3,726,873		2,019,877	127,468
Nasmedia, Inc.		50,468		24,252		2,361	79
KTP		144,392		71,629		29,581	2,249
KTSC		106,333		47,385		16,181	3,257
Sidus FNH Co.		16,264		4,149		1,986	(1,383)
Olive Nine Co., Ltd.		35,403		23,739		8,219	(2,557)
KTC		21,578		14,987		6,764	(1,306)
Sidus FNH Benex Cinema Investment Fund		24,445		148		—	54
KT Tech (formerly, “KTF Technologies, Inc.”)		128,109		109,599		89,663	(6,587)
KTAI		6,889		2,226		2,370	24
KTCC		2,221		235		572	(207)
KTJ		13,546		9,798		3,143	85
NTC		225,341		18,387		31,774	10,125
KTSC Investment Management B.V.		60,608		34		274	(2,557)
Company K Movie Asset Fund No. 1		14,649		—		—	(22)
KT-Global New Media Fund		11,681		270		—	(223)
KTD		41,258		41,347		1,414	(24,670)
Metropol Property LLC		1,772		28		457	371
KBSi Co., Ltd.		21,209		6,262		6,477	497
Boston Global Film & Contents Fund Limited Partnership		31,396		101		—	(105)
KITF		334,349		—		1,203	1,625
Sky Life Contents Fund		16,817		3		—	204
Everyshow		7,539		2,215		910	(440)
KDB		563,910		341,538		95,658	1,436
Kiwoom Investment Co., Ltd.		35,816		88		381	379
Goodmorning F Co., Ltd.		14,214		6,425		11,559	98
CU Industrial Development Co., Ltd. (formerly, “CURD”)		81,370		39,308		5,115	(1,019)
KID		98,132		26,843		51,787	211
KIS		96,735		27,915		35,221	2,408
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		8,277		8,747		5,495	(700)
Wooridul Entertainment Investment Fund-1		7,502		—		—	(91)
eNtoB Corp.		55,983		29,652		128,929	(57)
MTC		40,913		8,301		6,360	747

7.	PROPERTY AND EQUIPMENT
Property and equipment as of June 30, 2009 and December 31, 2008 are summarized as follows (in millions of Korean won):

	June 30, 2009		December 31, 2008

Property and Equipment, at cost	~~W~~	48,004,284	~~W~~	37,127,620
Less accumulated depreciation		(34,032,078)		(26,465,115)
Less accumulated impairment loss		(24)		(1,590)
Less contribution of construction		(216,793)		(232,241)

Net	~~W~~	13,755,389	~~W~~	10,428,674

Changes in property and equipment for the six months ended June 30, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	June 30, 2009 (6 months)
			Increase		Acquisition cost
	January 1,		by merger		(including capital						Others		June 30,
	2009		(Note 1)		expenditures)		Disposal		Depreciation		(Note 2)		2009

Land	~~W~~	1,138,193	~~W~~	118,692	~~W~~	—	(~~W~~	2,269)	~~W~~	—	~~W~~	21,922	~~W~~	1,276,538
Buildings		3,015,577		329,426		—		(7,768)		(68,439)		58,604		3,327,400
Structures		152,341		8,627		—		(291)		(7,139)		1,198		154,736
Telecommunications equipment		5,771,207		3,206,308		1,416		(14,220)		(835,633)		187,385		8,316,463
Vehicles		2,465		1,459		—		(23)		(601)		4		3,304
Others		168,315		173,309		1,818		(397)		(49,400)		21,753		315,398
Construction- in-progress		180,576		81,286		376,463		—		—		(276,775)		361,550

	~~W~~	10,428,674	~~W~~	3,919,107	~~W~~	379,697	(~~W~~	24,968)	(~~W~~	961,212)	~~W~~	14,091	~~W~~	13,755,389

	December 31, 2008 (12 months)
			Acquisition cost
	January 1,		(including capital						Impairment		Others		December 31,
	2008		expenditures)		Disposal		Depreciation		loss		(Note 2)		2008

Land	~~W~~	1,103,479	~~W~~	—	(~~W~~	4,664)	~~W~~	—	~~W~~	—	~~W~~	39,378	~~W~~	1,138,193
Buildings		2,921,588		139		(25,774)		(130,444)		—		250,068		3,015,577
Structures		168,131		37		(7,520)		(14,658)		—		6,351		152,341
Telecommunications equipment		5,820,762		10,283		(39,931)		(1,841,229)		(1,565)		1,822,887		5,771,207
Vehicles		4,162		—		(14)		(1,907)		—		224		2,465
Others		176,126		21,949		(1,650)		(111,769)		—		83,659		168,315
Construction- in-progress		254,370		2,154,431		—		—		—		(2,228,225)		180,576

Total	~~W~~	10,448,618	~~W~~	2,186,839	(~~W~~	79,553)	(~~W~~	2,100,007)	(~~W~~	1,565)	(~~W~~	25,658)	~~W~~	10,428,674

(Note 1)	The amount is newly included due to the merger with KTF on June 1, 2009.

(Note 2)	Others consist mainly of transfers from construction-in-progress to machinery, an increase in contribution for construction and reclassifications.

8.	INTANGIBLE ASSETS

Changes in intangible assets for the six months ended June 30, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	June 30, 2009 (6 months)
	January 1,		Increase by								June 30,
	2009		Merger (Note)		Increase		Amortization		Others		2009

Goodwill	~~W~~	—	~~W~~	140,956	~~W~~	—	(~~W~~	10,843)	~~W~~	—	~~W~~	130,113
Industrial rights		5,052		4,583		79		(521)		28		9,221
Development costs		187,361		865		8,230		(50,970)		(287)		145,199
Software		85,622		46,881		9,555		(15,202)		(128)		126,728
Frequency usage rights		69,253		701,821		—		(18,738)		—		752,336
Others		49,758		29,104		145		(3,844)		(273)		74,890

Total	~~W~~	397,046	~~W~~	924,210	~~W~~	18,009	(~~W~~	100,118)	(~~W~~	660)	~~W~~	1,238,487

	December 31, 2008 (12 months)
	January 1,								December 31,
	2008		Increase		Amortization		Others		2008

Industrial rights	~~W~~	4,759	~~W~~	1,257	(~~W~~	950)	(~~W~~	14)	~~W~~	5,052
Development costs		201,798		98,042		(111,624)		(855)		187,361
Software		86,863		27,100		(27,947)		(394)		85,622
Frequency usage rights		91,142		—		(21,889)		—		69,253
Others		55,176		1,175		(6,593)		—		49,758

Total	~~W~~	439,738	~~W~~	127,574	(~~W~~	169,003)	(~~W~~	1,263)	~~W~~	397,046

(Note)	The amount is newly included due to the merger with KTF on June 1, 2009.

The components of intangible assets as of June 30, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	June 30, 2009
			Accumulated	Accumulated
	Acquisition cost		amortization	impairment loss		Book value

Goodwill	~~W~~	1,236,078	(~~W~~1,105,965)	~~W~~	—	~~W~~	130,113
Industrial rights		21,623	(12,402)		—		9,221
Development costs		647,204	(502,005)		—		145,199
Software		316,229	(189,501)		—		126,728
Frequency usage rights		1,342,023	(589,687)		—		752,336
Others		202,158	(120,202)		(7,066)		74,890

Total	~~W~~	3,765,315	(~~W~~2,519,762)	(~~W~~	7,066)	~~W~~	1,238,487

	December 31, 2008
			Accumulated		Accumulated
	Acquisition cost		amortization		impairment loss		Book value

Industrial rights	~~W~~	13,586	(~~W~~	8,534)	~~W~~	—	~~W~~	5,052
Development costs		637,573		(450,212)		—		187,361
Software		213,989		(128,367)		—		85,622
Frequency usage rights		125,800		(56,547)		—		69,253
Others		133,209		(76,385)		(7,066)		49,758

Total	~~W~~	1,124,157	(~~W~~	720,045)	(~~W~~	7,066)	~~W~~	397,046

The Company’s research and ordinary development expenses amounted to ~~W~~93,762 million and ~~W~~113,985 million for the six months ended June 30, 2009 and 2008, respectively.
9. LONG-TERM ACCOUNTS PAYABLE-OTHER
Long-term accounts payable-other relating to the purchase of the license of 2GHz frequency band was transferred to the Company due to the merger with KTF. Future payment schedule of the license fees payable as of June 30, 2009 is as follows (in millions of Korean won):

Year ending June 30,

2010	~~W~~	150,000
2011		170,000

Sub-total		320,000
Less:
Current portion, less present value discount of 4,906 million		(150,000)
Present value discount		(12,737)

Net	~~W~~	157,263

10. BONDS AND LONG-TERM BORROWINGS
a. Bonds
Bonds as of June 30, 2009 and December 31, 2008 are summarized as follows (in thousands of U.S. dollars and millions of Japanese yen and Korean won):

	June 30, 2009
				Maturity	Interest rate
Type	Issue date	Amount		(Note 4)	per annum

MTNP notes (Note 1)	6/24/2004	~~W~~	770,820	6/24/2014	5.88%
		(USD	600,000)
MTNP notes (Note 1)	9/7/2004	~~W~~	128,470	9/7/2034	6.50%
		(USD	100,000)
MTNP notes (Note 1)	7/15/2005	~~W~~	513,880	7/15/2015	4.88%
		(USD	400,000)
MTNP notes (Note 1)	5/3/2006	~~W~~	256,940	5/3/2016	5.88%
		(USD	200,000)
Euro bonds	4/11/2007	~~W~~	256,940	4/11/2012	5.13%
		(USD	200,000)
FR notes	9/11/2008	~~W~~	256,940	9/11/2013	2.81%
		(USD	200,000)
The 132nd Public bond	2/9/2001		70,000	2/9/2011	7.68%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%

	June 30, 2009
				Maturity	Interest rate
Type	Issue date	Amount		(Note 4)	per annum

The 170th Public bond	1/11/2008		167,035	1/11/2011	1.33%
		(JPY	12,500)
The 171st Public bond	2/28/2008		100,000	2/28/2013	5.41%
The 172-1st Public bond	3/31/2008		64,235	3/31/2011	2.96%
		(USD	50,000)
The 172-2nd Public bond	3/31/2008		141,317	3/31/2012	3.06%
		(USD	110,000)
The 173-1st Public bond	8/6/2008		100,000	8/6/2013	6.49%
The 173-2nd Public bond	8/6/2008		100,000	8/6/2018	6.62%
The 174-1st Public bond	12/19/2008		100,000	12/19/2010	5.34%
The 174-2nd Public bond	12/19/2008		130,000	12/19/2011	5.56%
The 175-1st Public bond	2/27/2009		40,000	2/27/2012	4.80%
The 175-2nd Public bond	2/27/2009		360,000	2/27/2014	5.47%
The 176-1st Public bond	5/28/2009		100,000	5/28/2012	4.37%
The 176-2nd Public bond	5/28/2009		170,000	5/28/2014	5.06%
The 176-3rd Public bond	5/28/2009		260,000	5/28/2016	5.24%
Exchangeable bond (Note 2)	5/27/2009		319,160	5/27/2014	2.02%
		(USD	253,261)
The 47-1st Public bond (Note 3)	7/12/2004		230,000	7/13/2009	4.95%
The 47-2nd Public bond (Note 3)	7/12/2004		70,000	7/12/2011	5.32%
The 48th Public bond (Note 3)	2/15/2005		200,000	2/15/2010	5.31%
The 49th Public bond (Note 3)	2/25/2008		224,822	2/25/2011	2.75%
		(USD	175,000)
The 50th Public bond (Note 3)	4/28/2008		93,540	4/28/2011	2.32%
		(JPY	7,000)
The 51-1st Public bond (Note 3)	6/20/2008		122,046	6/20/2011	2.89%
		(USD	95,000)
The 51-2nd Public bond (Note 3)	6/20/2008		70,000	6/20/2013	6.41%
The 52-1st Public bond (Note 3)	8/4/2008		100,000	8/4/2011	6.20%
The 52-2nd Public bond (Note 3)	8/4/2008		100,000	8/4/2013	6.64%
The 53-1st Public bond (Note 3)	12/1/2008		20,000	12/1/2010	8.23%
The 53-2nd Public bond (Note 3)	12/1/2008		180,000	12/1/2011	8.36%

Total			8,956,145

Less current portion (not including discounts on bonds of ~~W~~301 million)			(1,050,000)

Long-term portion			7,906,145
Discount on bonds			(41,630)
Exchangeable right adjustment			(23,521)

Net		~~W~~	7,840,994

	December 31, 2008
				Maturity	Interest rate
Type	Issue date	Amount		(Note 4)	per annum

MTNP notes (Note 1)	6/24/2004	~~W~~	754,500	6/24/2014	5.88%
		(USD	600,000)
MTNP notes (Note 1)	9/7/2004	~~W~~	125,750	9/7/2034	6.50%
		(USD	100,000)
MTNP notes (Note 1)	7/15/2005	~~W~~	503,000	7/15/2015	4.88%
		(USD	400,000)
MTNP notes (Note 1)	5/3/2006	~~W~~	251,500	5/3/2016	5.88%
		(USD	200,000)
Euro bonds	4/11/2007	~~W~~	251,500	4/11/2012	5.13%
		(USD	200,000)
FR notes	9/11/2008	~~W~~	251,500	9/11/2013	4.32%
		(USD	200,000)
The 132nd Public bond	2/9/2001	~~W~~	70,000	2/9/2011	7.68%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%
The 170th Public bond	1/11/2008		174,236	1/11/2011	1.45%
		(JPY	12,500)
The 171st Public bond	2/28/2008		100,000	2/28/2013	5.41%
The 172-1st Public bond	3/31/2008		62,875	3/31/2011	4.20%
		(USD	50,000)
The 172-2nd Public bond	3/31/2008		138,325	3/31/2012	4.30%
		(USD	110,000)
The 173-1st Public bond	8/6/2008		100,000	8/6/2013	6.49%
The 173-2nd Public bond	8/6/2008		100,000	8/6/2018	6.62%
The 174-1st Public bond	12/19/2008		100,000	12/19/2010	5.34%
The 174-2nd Public bond	12/19/2008		130,000	12/19/2011	5.56%

Total			6,253,186

Less current portion (not including discounts on bonds of ~~W~~180 million)			(400,000)

Long-term portion			5,853,186

Discount on bonds			(37,288)

Net		~~W~~	5,815,898

(Note 1)	As of June 30, 2009, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.

(Note 2)	On May 27, 2009, the Company issued exchangeable bonds denominated in U. S. dollars to NTT DoCoMo, Inc. as follows (in millions of Korean won and thousands of U.S. dollars):

Total issue amount :	~~W~~319,160 (USD 253,261)
Shares to be exchanged :	KT common stocks or KT ADRs
Period of exercise :	June 2, 2009 through May 26, 2014
Exchange price per share (in Korean won) :	~~W~~40,743
Foreign exchange rate upon exercise (in Korean won) :	~~W~~1,359.9
Maturity date of bond :	May 26, 2014
Interest rate at maturity :	2.024%
Interest payment method :	Payable twice a year in arrears (every six months)
Repayment method :	Lump-sum payment on maturity date
Payment method of issue amount :	12,105,785 shares of KTF owned by bond holder
Early redemption right:	After three years from the issue date and
subject to meeting terms and conditions described
on the contract, the issuer and holder can
exercise early redemption right
Total number of shares to be exchanged:	8,453,222 shares
Shares exchanged till June 30, 2009 :	None

(Note 3)	The bond is newly included due to the merger with KTF on June 1, 2009.

b.	Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of June 30, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	June 30, 2009				December 31, 2008
		Interest rate				Interest rate
	Maturity	per annum	Amount		Maturity	per annum	Amount
Informatization Promotion Fund (Note 1)	2010~2014	3.69~5.79%	~~W~~	34,865	2009~2013	5.61~5.91%	~~W~~	31,851
Inter-Korean Cooperation Fund (Note 1)	2026	2.00%		6,415	2026	2.00%		6,415
Facilities loans (Korea Development Bank)				76,646
(Notes 2 and 3)	2008~2010	Libor(3M)+2%	(USD	60,000)	—	—		—
Facilities loans (Bank of Communications)				38,541
(Notes 2 and 3)	2008~2011	Libor(3M)+2%	(USD	30,000)	—	—		—

Total				156,467				38,266

Less current portion				(60,287)				(10,208)

Net			~~W~~	96,180			~~W~~	28,058

(Note 1)	Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Fund is repayable in installments for thirteen years after seven year grace period.

(Note 2)	The borrowing is newly included due to the merger with KTF on June 1, 2009.

(Note 3)	The Libor (3M) is approximately 0.60% as of June 30, 2009.
c.	Repayment Schedule

Repayment schedule of the Company’s bonds and long-term borrowings as of June 30, 2009 is as follows (in millions of Korean won):

	Bonds						Borrowings
Year ending	In local		In foreign		Sub-		Borrowings in		Borrowings in		Sub-
June 30,	currency		currency		total		local currency		foreign currency		total		Total

2010	~~W~~	1,050,000	~~W~~	—	~~W~~	1,050,000	~~W~~	9,371	~~W~~	50,916	~~W~~	60,287	~~W~~	1,110,287
2011		940,000		671,680		1,611,680		8,245		64,271		72,516		1,684,196
2012		1,010,000		398,256		1,408,256		9,238		—		9,238		1,417,494
2013		680,000		—		680,000		5,372		—		5,372		685,372
2014		1,100,000		1,346,919		2,446,919		2,639		—		2,639		2,449,558
Thereafter		860,000		899,290		1,759,290		6,415		—		6,415		1,765,705

Total	~~W~~	5,640,000	~~W~~	3,316,145	~~W~~	8,956,145	~~W~~	41,280	~~W~~	115,187	~~W~~	156,467	~~W~~	9,112,612

11.	PROVISIONS

Changes in provisions for the six months ended June 30, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	June 30, 2009 (6 months)
			Increase				Decrease
	January 1,		Merger										June 30,
	2009		(Note 7)		Contribution		Reversal		Use		Other		2009
Current portion:
Litigation (Note 1)	~~W~~	19,572	~~W~~	—	~~W~~	223	~~W~~	—	(~~W~~	2,592)	~~W~~	—	~~W~~	17,203
KT members point (Note 2)		681		—		—		(14)		(75)		—		592
KT points (Note 3)		4,774		—		—		—		(1,958)		1,811		4,627
Call bonus points (Note 4)		419		5,057		—		—		—		348		5,824
Loss from SI business (Note 5)		1,915		—		—		—		(1,915)		—		—

Sub total		27,361		5,057		223		(14)		(6,540)		2,159		28,246

Non-current portion:
KT points (Note 3)		7,099		—		915		—		—		(1,811)		6,203
Call bonus points (Note 4)		495		3,701		681		—		—		(348)		4,529
Asset retirement obligation (Note 6)		17,693		54,421		2,926		(1,405)		(2,194)		2,003		73,444

Sub total		25,287		58,122		4,522		(1,405)		(2,194)		(156)		84,176

Total	~~W~~	52,648	~~W~~	63,179	~~W~~	4,745	(~~W~~	1,419)	(~~W~~	8,734)	~~W~~	2,003	~~W~~	112,422

	December 31, 2008 (12 months)
	January 1,		Increase		Decrease						December 31,
	2008		Contribution		Reversal		Use		Other		2008
Current portion:
Litigation (Note 1)	~~W~~	32,849	~~W~~	18,747	(~~W~~	1)	(~~W~~	32,023)	~~W~~	—	~~W~~	19,572
KT members point (Note 2)		1,751		257		(1,045)		(282)		—		681
KT points (Note 3)		—		—		—		(5,414)		10,188		4,774
Call bonus points (Note 4)		—		—		—		(257)		676		419
Loss from SI business (Note 5)		2,294		5,598		—		(5,977)		—		1,915

Sub-total		36,894		24,602		(1,046)		(43,953)		10,864		27,361

Non-current portion:
KT points (Note 3)		20,087		—		(2,800)		—		(10,188)		7,099
Call bonus points (Note 4)		590		581		—		—		(676)		495
Asset retirement obligation (Note 6)		—		5,451		—		—		12,242		17,693

Sub-total		20,677		6,032		(2,800)		—		1,378		25,287

Total	~~W~~	57,571	~~W~~	30,634	(~~W~~	3,846)	(~~W~~	43,953)	~~W~~	12,242	~~W~~	52,648

(Note 1)	The amount recognized as litigation provision represents the estimate of payments required to settle the obligation.

(Note 2)	The Company recorded provisions for the KT members points with which VIP customers of the fixed-line or mobile telephone users are entitled to receive certain goods and other benefits up to ~~W~~25,000 per person.

(Note 3)	The amount recognized as call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each reporting date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.

(Note 4)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points with which its PCS subscribers are entitled to receive certain goods and other benefits from the Company.

(Note 5)	The estimated losses on the SI business in progress were recognized as the provision.

(Note 6)	When the Company is responsible for restoration of leased facility after termination of the lease contract, the present value of expected future expenditure for the restoration is recorded as a liability.

(Note 7)	The provision is newly included due to the merger with KTF on June 1, 2009.
12.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The list of subsidiaries of the Company as of June 30, 2009 is as follows:

Type of control	Subsidiaries

Direct control	KTH, KTSC, KTP, KTN, KTL, TSC, KTR, KT Capital, Sidus FNH Co., Ltd., Olive Nine Co., Ltd., KT FDS Co., Ltd., KTDS, Nasmedia, Inc., JB Edu, Sofnics Inc., KT Tech (formerly, “KTF Technologies, Inc.”), KT M Hows (formerly, “KTF M Hows Co., Ltd.”), KT M&S (formerly, “KTF M&S Co., Ltd.”), KT Music (formerly, “KTF Music Corporation”), KT Internal Venture Fund No.2, Sidus FNH Benex Cinema Investment Fund, KT New Business Fund No.1, KTAI, NTC, KTJ, KTCC, KTSC Investment Management B.V. and PT. KT Indonesia (formerly, “PT. KTF Indonesia)

Indirect control through KTH	KTC

Indirect control through KT Music	Doremi Media

Indirect control through KTSC Investment Management B.V.	East Telecom and Super iMax

Significant account balances with related parties as of June 30, 2009 and December 31, 2008 are summarized as follows (in millions of Korean won):

		June 30,		December 31,
Related party	Account	2009		2008
Subsidiary:
KTF	Receivables	~~W~~	—	~~W~~	52,750
	Payables		—		172,700
	Key money deposits received		—		21,392
KTH	Receivables		1,632		1,320
	Accrued expenses		10,268		12,046
KTN	Receivables		9,484		5,413
	Payables		13,333		42,912
KTL	Receivables		80		99
	Payables		14,502		24,188
KT Tech (formerly, “KTF Technologies, Inc.”)	Receivables		3,136		2,496
	Payables		87,252		11,117
KTC	Receivables		1,412		2,010
	Payables		8,431		19,403
KTR	Receivables		18		60
	Payables		67,630		56,128
KTP	Receivables		818		1,225
	Payables		2,311		1,474
KT Capital	Receivables		5		1
	Payables		43,256		42,074
KTDS	Receivables		898		5
	Payables		46,796		27,864
KT M&S (formerly, “KTF M&S Co., Ltd.”)	Receivables		12,130		—
	Payables		1,452		—
Others	Receivables		8,206		3,275
	Payables		11,408		4,203
Equity method investee	Receivables		14,380		9,031
	Payables		90,302		100,824

Total	Receivables	~~W~~	52,199	~~W~~	77,685

	Payables	~~W~~	396,941	~~W~~	536,325

Significant transactions with related parties for the three months and six months ended June 30, 2009 and 2008 are summarized as follows (in millions of Korean won):

			Three months		Six months		Three months		Six months
			ended		ended		ended		ended
Related party	Transactions	Account	June 30, 2009		June 30, 2009		June 30, 2008		June 30, 2008
Subsidiary:
KTF	Leased line charges and other	Operating revenue	~~W~~	72,071	~~W~~	185,302	~~W~~	115,730	~~W~~	227,289
	Purchase of PCS networks and other	Operating expense		116,741		282,319		199,426		385,183
KTH	Leased line charges and other	Operating revenue		2,257		4,440		3,242		4,922
	Commission and other	Operating expense		17,107		31,181		4,772		20,381
KTN	Leased line charges and other	Operating revenue		3,584		13,466		5,086		14,983
	Cost of system integration ("SI"), network integration business and other	Operating expense		18,695		38,066		45,022		67,341
KTL	Leased line charges and other	Operating revenue		362		682		297		630
	Commissions and other	Operating expense		16,472		33,439		17,701		36,079
KT Tech (formerly, “KTF	Telecommunication revenue and other	Operating revenue		444		1,034		421		975
Technologies, Inc.”)	Cost of goods sold and other	Operating expense		36,928		45,531		19,035		35,232
KTC	Telecommunication revenue and other	Operating revenue		431		892		306		608
	Commissions and other	Operating expense		3,776		5,657		7,702		13,570
KTR	Telecommunication revenue and other	Operating revenue		72		165		837		922
	Commissions and other	Operating expense		10,277		19,935		11,162		22,700
KTP	Telecommunication revenue and other	Operating revenue		2,825		5,276		2,794		4,307
	Commissions and other	Operating expense		241		461		241		473
KT Capital	Telecommunication revenue and other	Operating revenue		25		43		18		35
	Commissions and other	Operating expense		961		2,024		177		351
KTDS	Telecommunication revenue and other	Operating revenue		1,916		3,821		—		—
	Commissions and other	Operating expense		42,330		79,047		—		—
KT M&S (formerly, “KTF M&S Co.,	Telecommunication revenue and other	Operating revenue		43,306		43,306		—		—
Ltd.”)	Commissions and other	Operating expense		24,026		24,026		—		—
Other	Telecommunication revenue and other	Operating revenue		4,196		8,012		2,886		5,823
	Commissions and other	Operating expense		11,292		16,407		3,878		11,882
Equity method investee	Telecommunication revenue and other			17,275		49,684		29,629		56,234
	Commissions and other			160,789		304,820		274,394		391,236

Total		Revenues	~~W~~	148,764	~~W~~	316,123	~~W~~	161,246	~~W~~	316,728
		Expenses	~~W~~	459,635	~~W~~	882,913	~~W~~	583,510	~~W~~	984,428

Compensation to key management personnel of the Company for the six months ended June 30, 2009 and 2008 are as follows (in millions of Korean won):

	For the three		For the six		For the three		For the six
	months ended		months ended		months ended		months ended
	June 30, 2009		June 30, 2009		June 30, 2008		June 30, 2008		Description

Benefits	~~W~~	5,394	~~W~~	7,585	~~W~~	4,475	~~W~~	9,018	Salaries, bonuses, other allowances, retirement benefits, medical benefits and other
Share-based payment		501		501		355		710	Stock grants and others

Total	~~W~~	5,895	~~W~~	8,086	~~W~~	4,830	~~W~~	9,728

The Company considers management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.
13.	COMMON STOCK

As of June 30, 2009, the Company’s number of shares authorized are 1,000,000,000 shares with par value of ~~W~~5,000 per share.

As of June 30, 2009 and December 31, 2008, the number of shares issued by the Company are 261,111,808 shares and 273,535,700 shares, respectively, and the common stock amounted to ~~W~~1,564,499 million and ~~W~~1,560,998 million, respectively. The Company retired 51,787,959 treasury shares and 38,663,959 treasury shares by charges against retained earnings through June 30, 2009 and December 31, 2008, respectively. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~5,000 par value of common stock.

14.	COMPREHENSIVE INCOME

Comprehensive income for the three months and six months ended June 30, 2009 and 2008 are as follows (in millions of Korean won):

	Three months		Six months		Three months		Six months
	ended		ended		ended		ended
Description	June 30, 2009		June 30, 2009		June 30, 2008		June 30, 2008

Net income	~~W~~	456,081	~~W~~	595,650	~~W~~	160,530	~~W~~	314,605
Cumulative effect of a change in accounting policy		—		—		—		2,621

Other comprehensive income:

Unrealized gain on available-for-sale securities (Tax effect: (~~W~~71) million and (~~W~~101) million for the three months and six months ended June 30, 2009, and (~~W~~235) million and ~~W~~95 million for the three months and six months ended June 30, 2008)		252		359		621		(249)
Unrealized loss on available-for-sale securities (Tax effect: ~~W~~21 million and ~~W~~21 million for the three months and six months ended June 30, 2009, and nil for the three months and six months ended June 30, 2008)		(73)		(73)		—		—
Increase in equity of associates (Tax effect: (~~W~~1,355) million and (~~W~~1,364) million for the three months and six months ended June 30, 2009, and ~~W~~2,383 million and (~~W~~583) million for the three months and six months ended June 30, 2008)		4,986		7,847		5,933		14,548
Decrease in equity of associates (Tax effect: (~~W~~611) million and ~~W~~1,545 million for the three and six months ended June 30, 2009 and ~~W~~1,226 million and (~~W~~7,813) million for the three and six months ended June 30, 2008)		14,579		261		17,980		13,048
Gain on valuation of derivatives for cash flow hedge (Tax effect: (~~W~~518) million and ~~W~~1,372 million for the three months and six months ended June 30, 2009, and (~~W~~2,110) million and (~~W~~2,143) million for the three months and six months ended June 30, 2008)		2,866		(3,816)		5,561		5,650
Loss on valuation of derivatives for cash flow hedge (Tax effect: (~~W~~1,901) million and ~~W~~7,175 million for the three months and six months ended June 30, 2009, and (~~W~~1,109) million and ~~W~~386 million for the three months and six months ended June 30, 2008)		(14,759)		(46,937)		2,921		(1,018)

Comprehensive income	~~W~~	463,932	~~W~~	553,291	~~W~~	193,546	~~W~~	349,205

15.	SHARE-BASED PAYMENT

The Company granted stock options to its executive officers and directors as of June 30, 2009 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant		KTF-2nd(Note)		KTF-3rd(Note)		KTF-4th(Note)

Grant date	Dec. 26, 2002		Sep. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005		Mar. 25, 2002		Sep. 8, 2003		Mar. 4, 2005
Grantee	Executives		Outside directors		Executives		Executives		Executives		Executives		CEO, Executives and Outside directors		Executives and Outside directors
Number of basic allocated shares upon grant		460,000		36,400		80,000		50,800		45,700		32,222		452,757		92,637
Number of additional shares related to business performance upon grant		220,000		—		40,000		20,000		20,000		—		—		—
Number of shares expected to be exercised upon grant		562,958		36,400		106,141		60,792		55,692		32,222		452,757		92,637
Number of settled or forfeited shares		191,326		33,400		106,141		10,800		65,700		11,652		232,848		13,437
Number of allocated shares as of June 30, 2009		300,415		3,000		—		40,000		—		20,570		219,909		79,200
Number of additional shares related to business performance as of June 30, 2009		71,217		—		—		3,153		—		—		—		—
Number of shares expected to be exercised		371,632		3,000		—		43,153		—		20,570		219,909		79,200
Fair value (in Korean won)	~~W~~	22,364	~~W~~	12,443	~~W~~	10,926	~~W~~	12,322	~~W~~	10,530	~~W~~	1,146	~~W~~	2,566	~~W~~	4,328
Total compensation cost (in millions of Korean won)	~~W~~	8,311	~~W~~	38	~~W~~	—	~~W~~	531	~~W~~	—	~~W~~	24	~~W~~	564	~~W~~	343
Exercise price (in Korean won)	~~W~~	70,000	~~W~~	57,000	~~W~~	65,000	~~W~~	54,600	~~W~~	50,400	~~W~~	62,814	~~W~~	41,711	~~W~~	42,684
Exercise period	Dec.27, 2004		Sep.17, 2005		Dec.13, 2005		Feb. 5, 2007		Apr. 29, 2007		Mar. 26, 2005		Sep. 9, 2005		Mar. 5, 2007
	~Dec. 26, 2009		~Sep.16, 2010		~Dec.12, 2010		~Feb. 4, 2012		~Apr. 28, 2012		~Mar. 25, 2010		~Sep. 8, 2010		~Mar. 4, 2012
Valuation method	Fair value method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method

(Note)	The stock options granted prior to the merger to the directors, officers or employees of KTF were converted into stock options granting the rights to purchase the stock of KT based on the merger ratio on June 1, 2009.
Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stocks or cash settlement (cash and provision of treasury stocks) subject to its circumstances.

The Company adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant	KTF-2nd(Note)	KTF-3rd(Note)	KTF-4th(Note)

Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%	2.43%	2.43%	2.78%
Expected duration	4.5 years to		4.5 years to	4.5 years to	4.5 years to
	5.5 years	4.5 years	5.5 years	5.5 years	5.5 years	0.5 years	0.6 years	1.5 years
Expected volatility	49.07%		31.26%	33.41%	33.51%
	~ 49.90%	34.49%	~ 33.90%	~ 42.13%	~ 35.92%	30.63%	41.85%	35.03%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%	3.54%	3.54%	3.54%

(Note)	The compensation cost for the stock option which is granted to the directors, officers or employees of KTF were recalculated considering risk-free rate, expected duration and other on the date of the merger.
Of total compensation costs calculated using the fair value method, the compensation costs recognized through June 30, 2009 are as follows (in millions of Korean Won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		KTF-2nd		KTF-3rd		KTF-4th		Total

Total compensation costs before adjustment	~~W~~	10,602	~~W~~	453	~~W~~	1,160	~~W~~	749	~~W~~	586	~~W~~	24	~~W~~	564	~~W~~	343	~~W~~	14,481
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		—		—		—		(4,670)

Total compensation costs after adjustment		8,311		38		—		531		—		24		564		343		9,811
Compensation costs recognized in prior periods		(8,311)		(38)		—		(531)		—		(24)		(564)		(343)		(9,811)

Compensation costs to be recognized		—		—		—		—		—		—		—		—		—

Details of stock grants to directors including chief executive officer are as follows:

	2nd grant	3rd grant	KTF-2nd grant (Note)

Grant date	March 27, 2008	May 7, 2009	June 20, 2007
Grantee	Registered directors	Registered directors	Registered directors
Estimated number of shares granted	13,345 shares	29,055 shares	16,392 shares
Vesting conditions	Service condition: one year	Service condition: one year	Service condition: six months
	Non-market performance	Non-market performance	Non-market performance
	condition: achievement of	condition: achievement of	condition: achievement of
	performance	performance	performance
Fair value per option (in Korean won)	~~W~~48,160	~~W~~36,200	~~W~~36,050
Total compensation costs (in Korean won)	~~W~~643 million	~~W~~1,052 million	~~W~~425 million
Estimated exercise date (exercise date)	During 2009	During 2010	During 2009
Valuation method	Fair value method	Fair value method	Fair value method

(Note)	The stock grants granted prior to the merger to the directors, officers or employees of KTF were converted into stock grants providing the rights to receive the stock of KT based on the merger ratio on June 1, 2009.
Above compensation costs were calculated based on the fair value method and charged to current operations until June 30, 2009 as follows (in millions of Korean won):

	2nd grant		3rd grant		KTF-2nd grant

Total compensation costs	~~W~~	643	~~W~~	1,052	~~W~~	425
Compensation costs recognized in prior periods		643		—		425
Compensation costs to be reflected in the current period		—		1,052		—
Compensation costs recognized in the current period		—		(501)		—

Compensation costs to be recognized after the current period	~~W~~	—	~~W~~	551	~~W~~	—

16.	TREASURY STOCK
Changes in treasury stock for the six months ended June 30, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won except for share data):

	June 30, 2009 (6 months)
	January 1, 2009			Increase			Disposal (Note)		Retirement		June 30, 2009
	Number of			Number of			Number of		Number of		Number of
	shares	Amount		shares	Amount		shares	Amount	shares	Amount	shares	Amount
Direct purchase by the Securities and Exchange Act	70,241,234	~~W~~	3,732,170	13,575,038	~~W~~	527,982	(45,632,074)	(~~W~~2,436,797)	(13,124,000)	(~~W~~508,912)	25,060,198	~~W~~	1,314,443
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—	—	—	—	1,259,170		92,711

	71,500,404	~~W~~	3,824,881	13,575,038	~~W~~	527,982	(45,632,074)	(~~W~~2,436,797)	(13,124,000)	(~~W~~508,912)	26,319,368	~~W~~	1,407,154

	December 31, 2008 (12 months)
	January 1, 2008			Increase			Disposal		Retirement		December 31, 2008
	Number of			Number of			Number of		Number of		Number of
	shares	Amount		shares	Amount		shares	Amount	shares	Amount	shares	Amount
Direct purchase by the Securities and Exchange Act	70,256,407	~~W~~	3,732,977	1,666,700	~~W~~	73,807	(15,173)	(~~W~~807)	(1,666,700)	(~~W~~73,807)	70,241,234	~~W~~	3,732,170
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—	—	—	—	1,259,170		92,711

	71,515,577	~~W~~	3,825,688	1,666,700	~~W~~	73,807	(15,173)	(~~W~~807)	(1,666,700)	(~~W~~73,807)	71,500,404	~~W~~	3,824,881

(Note)	Disposals include 45,629,480 shares reissued to KTF shareholders in consideration of the merger with KTF for the six months ended June 30, 2009.
Above treasury stocks are expected to be used for the stock compensation to the Company’s directors and employees and other purposes.

17.	OPERATING REVENUES
Operating revenues for the three months and six months ended June 30, 2009 and 2008 are as follows (in millions of Korean won):

	Three months ended		Six months ended		Three months ended		Six months ended
	June 30, 2009		June 30, 2009		June 30, 2008		June 30, 2008

Internet connection	~~W~~	491,539	~~W~~	984,292	~~W~~	517,927	~~W~~	1,027,740
Internet application		105,121		204,681		87,377		164,554
Data communication		390,338		807,608		412,961		815,355
Fixed-line telephone		926,125		1,861,805		996,684		2,006,199
LM (Note 1)		297,501		602,742		358,490		722,637
PCS		701,018		931,365		259,392		515,261
System integration		66,676		106,411		57,933		113,442
Real estate		69,961		135,270		60,509		119,253
Goods sold (Note 2)		509,062		688,276		271,667		497,419
Other operating revenue		6,919		14,926		6,106		14,194

Operating revenue	~~W~~	3,564,260	~~W~~	6,337,376	~~W~~	3,029,046	~~W~~	5,996,054

(Note 1)	This represents revenue arising from the calls from fixed-line phone to mobile phone.

(Note 2)	This represents revenue arising from the sale of handset and others.

18.	OPERATING EXPENSES

Operating expenses for the three months and six months ended June 30, 2009 and 2008 are as follows (in millions of Korean won):

	Three months ended		Six months ended		Three months ended		Six months ended
	June 30, 2009		June 30, 2009		June 30, 2008		June 30, 2008

Salaries and wages	~~W~~	451,912	~~W~~	905,036	~~W~~	458,263	~~W~~	939,948
Share-based payment		501		501		355		710
Provision for severance indemnities		68,993		109,196		57,280		155,257
Employee welfare		156,993		270,463		121,294		230,734
Travel		4,252		7,200		5,988		11,723
Communications		2,531		3,020		13,677		27,448
Utilities		40,314		84,203		36,053		78,919
Taxes and dues		33,531		64,167		39,623		80,360
Supplies		6,220		8,382		7,634		13,169
Rent		30,139		51,101		17,619		34,247
Depreciation		492,080		940,733		459,245		904,904
Amortization		51,383		87,921		35,681		72,699
Repairs and maintenance		102,268		192,663		124,603		243,401
Automobile maintenance		4,869		9,283		5,695		11,004
Commissions		237,617		445,229		173,344		344,273
Advertising		32,804		41,228		32,260		49,202
Education and training		1,758		7,027		3,023		10,812
Research and development		49,945		93,762		57,173		113,985
Interconnection charges		222,337		387,503		176,756		361,217
Cost of services		179,392		371,222		189,772		366,845
Commissions for system integration service		54,826		89,932		52,943		106,857
International call settlement		55,378		115,682		59,343		118,633
Cost of goods sold		403,868		531,027		180,827		338,098
Promotion		162,171		223,434		68,962		148,267
Sales commission		332,032		503,823		228,777		458,854
Provision for doubtful accounts		14,653		30,263		49,376		56,229
Other		17,324		34,375		17,922		36,789

		3,210,091		5,608,376		2,673,488		5,314,584

Less transfer to other accounts		(9,301)		(18,949)		(12,062)		(19,193)

	~~W~~	3,200,790	~~W~~	5,589,427	~~W~~	2,661,426	~~W~~	5,295,391

19.	NET INCOME PER SHARE

The Company’s net income per share for the three months and six months ended June 30, 2009 and 2008 are computed as follows (in millions of Korean won, except for per share data):
a.	Basic Net Income Per Share

	Three months ended		Six months ended		Three months ended		Six months ended
	June 30, 2009		June 30, 2009		June 30, 2008		June 30, 2008

Net income	~~W~~	456,081	~~W~~	595,650	~~W~~	160,530	~~W~~	314,605
Weighted average number of common shares outstanding		204,848,208		203,185,205		203,692,106		203,689,881

Basic net income per share(in Korean won)	~~W~~	2,226	~~W~~	2,932	~~W~~	788	~~W~~	1,545

Weighted-average number of treasury stocks for the six months ended June 30, 2009 and 2008 is adjusted to weighted-average number of common shares outstanding.

Basic net income per share for the three months ended March 31, 2009 and for the year ended December 31, 2008 is ~~W~~693 Korean won and ~~W~~2,217 Korean won, respectively.

b.	Diluted Net Income Per Share

	Three months ended		Six months ended		Three months ended		Six months ended
	June 30, 2009		June 30, 2009		June 30, 2008		June 30, 2008

Adjusted net income	~~W~~	456,651	~~W~~	596,220	~~W~~	160,530	~~W~~	314,605
Dilutive potential common shares		8,453,222		8,453,222		—		—
Adjusted weighted average number of common shares		213,301,430		211,638,427		203,692,106		203,689,881

Diluted net income per share (in Korean won)	~~W~~	2,141	~~W~~	2,817	~~W~~	788	~~W~~	1,545

Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares including all dilutive potential common shares. Stock options have no dilutive effect and are excluded from the calculation of diluted net income per share.

Diluted net income per share for the three months ended March 31, 2009 and for the year ended December 31, 2007 is ~~W~~693 Korean won and ~~W~~2,217 Korean won, respectively.

(Note) Potential common shares as of June 30, 2009 and December 31, 2008 are as follows:

					Common shares to be issued
					June 30,	December 31,
	Par value	Issue date	Maturity date	Exercisable Period	2009	2008

Stock option	(Note 1)	December 26, 2002	December 26, 2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	371,632	371,632
Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date	3,000	3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153	43,153
Other share-based payment	(Note 4)	March, 27, 2008	March 27, 2009	On maturity date, subject to the resolution of board of directors	13,345	29,481

			Total		431,130	447,266

(Note 1)	Exercise price of ~~W~~70,000 per common share.

(Note 2)	Exercise price of ~~W~~57,000 per common share.

(Note 3)	Exercise price of ~~W~~54,600 per common share.

(Note 4)	Shares to be given subject to performance.
20.	STATEMENTS OF CASH FLOWS

The statements of cash flows have been presented using the indirect method. Significant non-cash transactions for the six months ended June 30, 2009 and 2008 are detailed as follows (in millions of Korean won):

	June 30, 2009		June 30, 2008
Acquisition of equity method investment securities by issuance of exchangeable bond	~~W~~	319,160	~~W~~	—
Increase in capital by merger with KTF		1,553,4914		—

21.	COMMITMENTS AND CONTINGENCIES
a.	Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of ~~W~~116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of ~~W~~24,258 million to the Company related to domestic and international long-distance call services. The Company expensed these fines for the year ended December 31, 2005.

The Company filed for judicial review of the fine imposed by FTC relating to local telephone services amounting to ~~W~~113,048 million to the Supreme Court. On June 23, 2009, the Supreme court finally confirmed that the FTC’s calculation for the fine needed to be recalculated and in response to the recalculation by FTC, the Company recorded ~~W~~18,148 million as non-operating income which resulted from the recalculated fine amounting to ~~W~~94,900 million, and also recorded its interest totaling ~~W~~16,952 million as interest income, respectively.

The Company is also in various litigation as a defendant in other cases of which claim amounts totaled ~~W~~83,931 million (106 cases) as of June 30, 2009. The Company accrued ~~W~~17,203 million as provisions related to the litigation as of June 30, 2009. However, the final result of this litigation cannot be presently determined.
b.	Commitments with Financial Institutions

As of June 30, 2009, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Commitment	Financial institution	Limit

Bank overdraft	Kookmin Bank	~~W~~	500,000
	Shinhan Bank		100,000
	Woori Bank		330,000

		~~W~~	930,000

Commercial paper	Korea Exchange Bank	~~W~~	100,000

Collateralized loan on accounts receivable -trade	Kookmin Bank	~~W~~	200,000
	Shinhan Bank		50,000
	Woori Bank		100,000
	Hana bank		100,000
	NH bank		3,000

		~~W~~	453,000

Letters of credit	Korea Exchange Bank	USD	5,000
	Shinhan Bank	USD	8

		USD	5,008

Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000

As of June 30, 2009, guarantees received from financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Guarantee	Financial institution	Limit		Used amount

Performance guarantee for construction	Export-Import Bank of Korea	USD	6,730	USD	3,805
		SAR	735	SAR	735
		DZD	103,452	DZD	25,863
	Korea Software Financial
	Cooperative and others	~~W~~	196,486	~~W~~	196,486
	Seoul Guarantee Insurance		39,026		39,026

	Sub total	~~W~~	235,512	~~W~~	235,512
		USD	6,730	USD	3,805
		SAR	735	SAR	735
		DZD	103,452	DZD	25,863

Performance guarantee	Korea Software Financial
	Cooperative and others	~~W~~	1,538	~~W~~	1,538

General Guarantee	Korea Exchange Bank	USD	1,000	USD	—
		~~W~~	300	~~W~~	200

Total		~~W~~	237,350	~~W~~	237,250
		USD	7,730	USD	3,805
		SAR	735	SAR	735
		DZD	103,452	DZD	25,863

As of June 30, 2009, guarantees provided by the Company for third party are as follows (in millions of Korean won):

Guarantee	Creditor	Limit	Used amount	Period

Eun-haeng 1-area urban Environment Improving project union	Kookmin Bank	2,600	2,600	2008.4.29 ~ 2009.9.30
c.	Put and Call Combination Contract with Woori Investment & Securities Co., Ltd.

On December 26, 2008, the Company and Woori Investment & Securities Co., Ltd. entered into a “Put and Call Combination” contract based on the shares of KDB. Under this contract, during the period from December 26, 2009 to December 26, 2011, KT has the option to acquire 9,200,000 shares of KDB that were purchased by Woori Investment & Securities Co., Ltd. on December 26, 2008, and Woori Investment & Securities Co., Ltd. has the option to exercise the put option on such KDB shares to KT on December 26, 2011. The exercise price under the contract for both KT and Woori Investment & Securities Co., Ltd. is ~~W~~46,000 million.

d.	Payment of a Handset Subsidy to PCS or WiBro Users

According to the provisions of the Telecommunications Business Law (“TBL”), the Company has provided a one time handset subsidy to eligible mobile phone users, who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months, within the next two years from March 27, 2006 to March 26, 2008.

Above handset subsidy program was terminated effective March 27, 2008, however, the Company currently provides a variety of handset subsidy programs to PCS or WiBro subscribers according to its operation policy and sets forth the programs in details in the service agreement. The handset subsidy provided by the Company is expensed as incurred.
22.	DERIVATIVES
For the six months ended June 30, 2009 and the year ended December 31, 2008, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts are as follows:

Type of transaction	Financial institution	Description

Interest rate swaps	Merrill Lynch and 5 others	Exchange fixed interest rate for variable interest rate for a specified period
Currency swaps	Merrill Lynch and 4 others	Exchange foreign currency cash flow for local currency cash flow
Combined interest rate currency swap	Merrill Lynch and 17 others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest
Put option	PT BIMANTARA CITRA Tbk	A contract giving the right to sell an underlying security (PT. Mobile-8) at a specified price

The assets and liabilities relating to outstanding contracts as of June 30, 2009 and December 31, 2008 are as follows (in thousands of U.S. dollars and Japanese yen, and millions of Korean won):

	June 30, 2009
			Fair value
	Contract		Assets		Assets		Liabilities		Liabilities
Type of transaction	amount		(Current)		(Non-current)		(Current )		(Non-current )

Interest rate swap	~~W~~	231,240
	USD	100,000	~~W~~	—	~~W~~	—	~~W~~	6,455	~~W~~	—
Currency swap(Note)	USD	220,000		—		62,248		—		—
Combined interest rate	USD	1,430,000
currency swap(Note)	JPY	19,500,000		—		347,686		—		3,053
Put option		—		15,243		—		—		—

Total	~~W~~	231,240
	USD	1,750,000
	JPY	19,500,000	~~W~~	15,243	~~W~~	409,934	~~W~~	6,455	~~W~~	3,053

	December 31, 2008
			Fair value
	Contract		Assets		Assets		Liabilities		Liabilities
Type of transaction	amount		(Current)		(Non-current)		(Current)		(Non-current)

Interest rate swap	~~W~~	231,240
	USD	100,000	~~W~~	—	~~W~~	—	~~W~~	13,008	~~W~~	—
Currency swap(Note)	USD	220,000		14,793		57,334		—		—
Combined interest rate	USD	1,060,000
currency swap(Note)	JPY	12,500,000		172,376		124,383		—		—

	~~W~~	231,240
	USD	1,380,000
Total	JPY	12,500,000	~~W~~	187,169	~~W~~	181,717	~~W~~	13,008	~~W~~	—

(Note)	Details of the currency swap and combined interest rate currency swap contracts to which cash flow hedge accounting is applied as of June 30, 2009 and December 31, 2008 are as follows (in thousands of U.S. dollars and Japanese yen and millions of Korean won):

					Assets				Liabilities
					(Non-current)				(Non-current)
			Contract		June 30,		December 31,		June 30,
Type of transaction	Contract date	Maturity date	amount		2009		2008		2009

Currency swap	April 4, 2007 (Note 1)	April 11, 2012	USD	150,000	~~W~~	56,545	~~W~~	57,046	~~W~~	—
(Note 2)	October 6, 2008 (Note 1)	April 11, 2012	USD	50,000		144		288		—
	June 20, 2009	September 7, 2034	USD	20,000		5,559		—		—
Combined interest rate currency swap (Note 2)	January 4, 2008	January 11, 2011	JPY	12,500,000		55,670		62,636		—
	March 20, 2008	March 31, 2011	USD	50,000		12,335		11,917		—
	March 20, 2008	March 31, 2012	USD	110,000		28,420		27,043		—
	September 2, 2008	September 11, 2013	USD	200,000		18,514		22,787		—
	June 20, 2009	June 24, 2014	USD	600,000		87,803		—		—
	June 20, 2009	July 15, 2015	USD	100,000		24,021		—		—
	February 25, 2008 (Note 3)	February 25, 2011	USD	175,000		53,851		—		—
	April 28, 2008 (Note 3)	April 28, 2011	JPY	7,000,000		23,875		—		—
	June 20, 2008 (Note 3)	June 20, 2011	USD	95,000		18,091		—		—
	March 12, 2008 (Note 3)	December 13, 2010	USD	60,000		19,562		—		—
	March 12, 2008 (Note 3)	December 13, 2010	USD	10,000		—		—		3,053
	July 2, 2008 (Note 3)	April 4, 2011	USD	30,000		5,544		—		—

			USD	1,650,000
Total			JPY	19,500,000	~~W~~	409,934	~~W~~	181,717	~~W~~	3,053

(Note 1)	Among financial institutions with which the Company entered into foreign currency swap contracts totaling USD 200 million in 2007, Lehman Brothers Holdings, Inc. (“Lehman”) filed for Chapter 11 bankruptcy with the United States Bankruptcy Court in 2008. Lehman’s bankruptcy filing caused the Company to discontinue its cash flow hedge accounting for foreign exchange swap contracts with Lehman totaling USD 50 million and accordingly the related derivative asset balance amounting to KRW 9,891 million was adjusted to the fair value and reclassified into accounts receivable — mean while the difference between the carrying amount and the fair value was expensed as incurred. However, the Company concluded that the occurrence of the related forecasted transaction is still expected to be probable and ~~W~~1,382 million of unrealized derivative gain included in accumulated other comprehensive income as of June 30, 2009 will be reclassified into current operations in the periods in which the hedged forecasted transactions affect earnings.

(Note 2)	Above foreign currency swap contracts are to hedge the risk of variability in future cash flows from foreign currency bonds and as of June 30, 2009, the gain and loss on valuation of the swap contract amounting to ~~W~~7,002 million and ~~W~~55,150 million, net of income tax effect, are included in accumulated other comprehensive income and for the six months ended June 30, 2009 and the gain on valuation of the swap contract totaling ~~W~~49,062 million is recognized in current operations as a result of foreign currency translation gain from foreign currency bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034. Approximately ~~W~~4,921 million of net derivative loss included in accumulated other comprehensive income at June 30, 2009 is expected to be reclassified into current operations within 12 months from that date.

(Note 3)	Contract date of derivatives transferred from KTF represents initial date mentioned on each contract.
The valuation gains and losses on the derivatives contracts for six months ended June 30, 2009 and 2008 are as follows (in millions of Korean won):

	2009
													Valuation gain
													(loss) (B/S)
	Valuation gain (P/L)						Valuation loss (P/L)						(Note)
	For		For				For		For				For
Type of Transaction	trading		hedging		Total		trading		hedging		Total		hedging

Interest rate swap	~~W~~	3,571	~~W~~	—	~~W~~	3,571	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Currency swap		—		6,266		6,266		9,574		—		9,574		(3,570)
Combined interest rate currency swap		—		44,349		44,349		69,816		7,202		77,018		(35,253)
Put option		223		—		223		—		—		—		—

Total	~~W~~	3,794	~~W~~	50,615	~~W~~	54,409	~~W~~	79,390	~~W~~	7,202	~~W~~	86,592		($38,823)

	2008
													Valuation gain
													(loss) (B/S)
	Valuation gain (P/L)						Valuation loss (P/L)						(Note)
	For		For				For		For				For
Type of Transaction	trading		hedging		Total		trading		hedging		Total		hedging

Interest rate swap	~~W~~	86	~~W~~	—	~~W~~	86	~~W~~	2,035	~~W~~	—	~~W~~	2,035	~~W~~	—
Currency swap		2,856		21,040		23,896		—		—		—		557
Combined interest rate currency swap		60,284		20,169		80,453		—		—		—		5,832

Total	~~W~~	63,226	~~W~~	41,209	~~W~~	104,435	~~W~~	2,035	~~W~~	—	~~W~~	2,035	~~W~~	6,389

(Note)	The amounts are before adjustment of deferred income tax, which shall be directly reflected to equity, are included in equity.

23.	MERGER WITH KTF

On January 20, 2009, the Company entered into the merger agreement with KTF and on March 27, 2009, the merger was approved in its stockholders’ meeting. On June 1, 2009, the Company, as an existing company, merged with KTF.

The Company delivered 0.7192335 shares of KT common stock (face value ~~W~~ 5,000) for every one share of KTF. However, the Company did not deliver any new common stock for the shares of KTF common stock held by the Company or for the treasury shares of KTF as of the date of the merger.
a.	Details of combination companies

	CEO	Business	Relationship

KT	Lee, Suk Chae	Telephone service, new media business, telecommunication products sales and other	Parent
KTF	Kwon, Haing Min	Mobile telecommunication service and other	Subsidiary
b.	Accounting treatment

As this is a merger between parent and subsidiary, the Company accounted for the merger using the carrying amounts in its consolidated financial statements and, accordingly the excess of merger consideration given over carrying amount of net assets acquired was recognized as capital adjustment after offsetting capital surplus, if any, from the same type of transaction.

Details	In millions of Korean won

Succession of assets and liabilities of KTF :
Assets	~~W~~	8,389,522
Liabilities		(3,940,069)

Net asset value		4,449,453

Decrease in equity method investment securities (a)		2,895,962

Changes in equity :
Increase in common stock		3,501
Decrease in treasury stock		2,436,659
Decrease in gain on disposal of treasury stock		(375)
Decrease in accumulated other comprehensive income		(6,932)
Decrease in capital adjustments		(879,362)

Sub-total (b)		1,553,491

Total (a + b)	~~W~~	4,449,453

Setoff of receivables and payable between the Company and KTF		331,917

c.	Goodwill

Changes in goodwill for the six months ended June 30, 2009 is as follows (in millions of Korean won):

January 1, 2009 (Note)	~~W~~	195,170
Amortization (Note)		(54,214)

May 31, 2009 (Note)		140,956

June 1, 2009 (the date of the merger)		140,956
Amortization		(10,843)

June 30, 2009	~~W~~	130,113

(Note)	These represent investment difference and were reflected in equity method investment securities of KTF.
Goodwill is amortized on a straight-line basis over 10 years and as of June 30, 2009, the remaining amortization period of goodwill is 1 year.

d.	Deferred income tax assets

The deferred income tax assets transferred from KTF due to the merger on June 1, 2009 are as follows (in millions of Korean won):

Allowance for doubtful accounts	~~W~~	34,475
Accrued expenses		30,618
Accrued provisions		39,478
Property and equipment, etc.		(13,061)
Other		18,506
Tax credit carryforwards		93,055

Total	~~W~~	203,071

e.	Financial statements of combination companies

[Statements of financial position] (in millions of Korean won) :

	KT				KTF
	As of		As of		As of		As of
	June 1, 2009		December 31, 2008		June 1, 2009		December 31, 2008

Current assets	~~W~~	4,926,684	~~W~~	3,778,105	~~W~~	2,716,833	~~W~~	2,199,857
Investment assets		3,846,019		3,517,906		270,019		396,903
Property and equipment		9,932,337		10,428,674		3,919,107		4,165,339
Intangible asset		344,330		397,046		783,254		780,242
Other non-current assets		503,787		563,191		559,353		513,781

TOTAL ASSETS		19,553,157		18,684,922		8,248,566		8,056,122

Current liabilities		2,871,186		2,585,875		2,657,350		2,031,871
Non-current liabilities		8,274,862		7,267,158		1,282,719		1,658,402

TOTAL LIABILITIES		11,146,048		9,853,033		3,940,069		3,690,273

Total Equity		8,407,109		8,831,889		4,308,497		4,365,849

TOTAL LIABILITIES AND EQUITY	~~W~~	19,553,157	~~W~~	18,684,922	~~W~~	8,248,566	~~W~~	8,056,122

[Statements of income] (in millions of Korean won) :

	KT				KTF
	For the period from				For the period from
	January 1, 2009				January 1, 2009
	to the date of the		For the year ended		to the date of the		For the year ended
	merger		December 31, 2008		merger		December 31, 2008

Operating Revenues	~~W~~	4,662,137	~~W~~	11,784,835	~~W~~	3,516,358	~~W~~	8,346,220
Operating Expenses		4,078,756		10,671,446		3,131,947		7,891,839
Non-operating Revenues		329,587		855,289		43,656		201,470
Non-operating Expenses		372,047		1,408,633		152,858		469,496
Income tax Expenses		105,765		110,235		45,833		21,776

NET INCOME	~~W~~	435,156	~~W~~	449,810	~~W~~	229,376	~~W~~	164,579

24.	SEGMENT INFORMATION

The Company determined its operating segments after the merger with KTF on June 1, 2009 as follows:

Details	Business service

Personal Customer Group (“Personal”)	PCS and WiBro
Home Customer Group (“Home”)	Telephone, Internet, data
Enterprise Customer Group (“Enterprise”)	and others
Others	Real estate, SI and others
Details of each segment for the one month ended June 30, 2009 is as follows (in millions of Korean won):

	Personal		Home, Enterprise and others
Operating Revenues	~~W~~	837,158	~~W~~	838,081
Operating Income		75,668		88,900
Property and equipment and Intangible assets		4,857,636		10,136,239
Depreciation		78,503		159,262
Financial information was presented for the period after June 1, 2009, the date of the merger, and the segregated information for each of Home, Enterprise and others are expected to be disclosed after establishment of separate information generating system.

25.	PRE-DISCLOSURES OF IMPACT FROM TRANSITION TO K-IFRS

The Company plans to prepare its financial statements using K-IFRS starting from the year ending December 31, 2011. In October 2007, the Company set up the basic plan to adopt K-IFRS and as of June 30, 2009 it is analyzing the impact from the adoption of K-IFRS and is developing necessary infrastructure.